NORTH AMERICAN
CONSTRUCTION GROUP

BUILDING **CORE** COMPETENCIES

7504
CAT
793C
75
04

Everyone Gets Home Safe

ANNUAL REPORT **2019**

BUILDING CORE COMPETENCIES Everyone Gets Home Safe ANNUAL REPORT 2019

TABLE OF Contents Financial Highlights.................................................. 1 Letter to Shareholders............................................. 2 2020 Vision............................................................... 6 Board of Directors and Senior Management..........10 Management’s Discussion & Analysis....................12 Consolidated Financial Statements .......................42

FINANCIAL Highlights

REVENUE **UP**

75.4%

800
700
600
500
400
300
200
100
2015
2016
2017
2018
2019

REVENUE

(In millions of Canadian dollars)
Years ended December 31

ADJUSTED EBITDA **UP**

71.1%

200
150
100
50
2015
2016
2017
2018
2019

ADJUSTED EBITDA

(In millions of Canadian dollars)
Years ended December 31

ADJUSTED EPS **UP**

73.7%

2.0
1.5
1.0
0.5
0.0
2015
2016
2017
2018
2019

ADJUSTED EPS

(In Canadian dollars)
Years ended December 31

ANNUAL REPORT 2019 1

FINANCIAL Highlights REVENUE UP ADJUSTED EBITDA UP ADJUSTED EPS UP 75.4% 71.1% 73.7% 800 200 2.0 700 1.5 600 150 500 1.0 400 100 300 0.5 200 50 0.0 100 2015 2016 2017 2018 2019 2015 2016 2017 2018 2019 2015 2016 2017 2018 2019 REVENUE ADJUSTED EBITDA ADJUSTED EPS (In millions of Canadian dollars) (In millions of Canadian dollars) (In Canadian dollars) Years ended December 31 Years ended December 31 Years ended December 31 ANNUAL REPORT 2019 1

LETTER TO Shareholders For as long as I can remember, I have had an ultra-competitive nature, with the need to put my heart, mind, and soul into overcoming tough circumstances, always providing me with great fulfillment. Doing this in a group is the most rewarding, as there is little in life like succeeding as a team. In business school parlance, “core competencies” are needed to separate the exceptional companies from the average ones, and I contend that we at NACG have done much over the last several years to build such competencies. In particular, we have strived to develop excellent equipment maintenance practices, while navigating the long and tortuous road towards the destination of operational excellence. We now have the ability to very cost effectively rebuild multi-life assets from their basic cores (frames), and this is a key source of competitive advantage for us. Therefore, I thought that it would be very appropriate and homophonic fun to use the term “Building Core Competencies” as the banner for the cover of this annual report. In my corresponding letter last year, I predicted EBITDA growth of 60% in 2019, mainly driven by the expected contributions from two acquisitions we made in late 2018. Little did I know that we would have to overcome many different challenges to hit our stretch target, with the main ones being: worse than normal weather patterns; the provincial oil production curtailment program; and low margins associated with a couple of contracts that came with one of the acquisitions. What I did know though, in framing my forecast, is that we have quite an extraordinary operations group at NACG, led by Joseph Lambert, Barry Palmer and David Kallay. This is my fifth decade in the industrial space and I emphatically state that this is the best team I have been associated with. They are a true joy to observe going about their business. Before I relate how we did against the EBITDA objective, I would like to share details of our safety performance, as this gives me the most satisfaction, as it is the true foundation of operational excellence. Here we faced our biggest operational challenge, as more business activity brings increased exposure hours, new work sites, and additional personnel, fresh and green to our organization and work culture. Well, although zero safety incidents is our clear goal, I am proud to report that we only had seven recordable incidents, up from five in 2018, despite a 70% increase in our exposure hours to 4.2 million. This resulted in a TRIR of well below 0.5 again, which is importantly regarded as top tier performance in our industry. In my view, it is no accident that the best performing companies on the safety front are also the ones that generate superior financial returns for their shareholders. Turning back then to EBITDA growth, we actually achieved a 70% improvement in 2019, building upon a 90% increase in 2017 and 2018, over and above 2016 levels. This impressive pace of growth was matched by top decile financial outcomes, like: adjusted EBIT margin of 10%; ROIC of 10%; and ROE of +25%. This degree of improvement is fueled by our relentless focus on building and strengthening the core competencies necessary to be successful in a highly capital-intensive business. Our overall aim being to provide the best standard of customer service, in terms of safety, quality, and productivity, for the lowest cost. Our cost structure, refined every year, and our heavy equipment maintenance capabilities, are truly at the core of our competitive advantage in our chosen marketplace. 2 NORTH AMERICAN CONTRUCTION GROUP

Other highlights of 2019 that I would like to mention here are: • The largely smooth integration of both acquisitions, especially in the case of our 49% stake in Nuna Logistics, with Nuna achieving record Q3 financial performance. We are also very pleased with the revenue synergies we have identified with Nuna, as they benefit from our fleet size and maintenance expertise. • Bringing the large fleet acquired from a competitor up to our operating standards, despite the very poor condition of some of this equipment. The additional CAPEX and operating cost involved in this tough exercise is now mostly behind us. • Further growth in our backlog, with over $1 billion remaining to underpin our workload for several more years. As our term contracts near roll off, we will seek to renew them for similar to longer durations. • A very successful first year of operations in our maintenance shop built in 2018, leading to the decision to construct a component rebuild facility on adjacent land. This second shop will free up space in the main facility for us to deal with brisk demand from external customers, as well as to handle the internal maintenance of our much- expanded fleet. • The extension of our heavy equipment rebuild capability to include the largest of trucks — a CAT 797 — normally used for ore handling in the oilsands. • The award of our first management contract for a coal mine in Wyoming, USA. We see the elongated tail of the life of the coal industry as an ideal place to create additional value from our operating competencies. • The doubling of our dividend to shareholders. • The recruitment of two very experienced and talented female directors to improve the diversity of our Board and improve our standing in terms of ESG.i ANNUAL REPORT 2019 3

Moving on now to talk about the future, our EBITDA expectation for 2020 is between $190 million to $215 million, with us hopefully reaching dual milestones of > $200 million of EBITDA and > $2.00 of EPS. More importantly, we believe that free cash flow (FCF) conversion will be much better in 2020, with the previously mentioned one off CAPEX and cost items in the rear-view mirror. At the mid-point of our estimate range, FCF will be about $85 million, providing a FCF yield of around 25%, based on the current stock price of $14ish and 25.8 million basic shares outstanding. While we remain totally committed to our base oilsands market, where we see further organic growth opportunities, a key focus of 2020 is likely to be further diversification, by customer, resource, and geography. We are very excited by the bidding prospects we have for meaningful projects outside the oilsands, where we believe that the application of our core competencies can bear fruit. Next, as this is a letter to our shareholders, I will continue my usual practice of commenting on the prevailing stock price, which is roughly at the same level as this time last year. As I have mentioned on recent quarterly earnings calls, it almost seems like the stock price is inversely correlated to our financial performance. The better we do financially, the lower our valuation multiples get, with our 2020 EPS multiple presently around 7x, compared with a loose peer group multiple of > 12x. During 2019, I attended more investor roadshows than normal, to keep existing and potential new investors informed about progress related to the integration of the late 2018 acquisitions. The main push backs I received from possible fresh investors were: you are too dependent on too few customers, mainly in an oilfield related market, where many service companies are really struggling; you have too much debt; and limited near term visibility for free cash flow. As I have written extensively about the positive work attributes of the oilsands mines in previous letters, I will just summarize the situation here. Much of our workload is linked to mine production, which has proven to be robust and unwavering for several years, with our customers still trying to increase output wherever possible. Those customers are willing to commit to term contracts to secure our services, as they value our focus on lowering their costs. Overall, the oilsands mines are as positive a contracting environment as I have worked in, with great service being reasonably rewarded, with strong client relationships and repeat business. 4 NORTH AMERICAN CONTRUCTION GROUP

While it is true that we only have four customers in the oilsands, I point out to investors that there are only four that we could work for, and all are extremely well capitalized entities who will pay their bills. We did work directly for two other customers in 2019, through our diversification efforts into other resource mines and via our Nuna platform, five other customers were billed > $10 million. So, our significant customer base continues to expand to a size typical of general construction companies. On the subject of debt, I have consistently maintained that senior debt should be limited to 2x NTM EBITDA, which is an upper level that has always kept my shareholders safe, over many years. Well, we ended 2019 with just over $290 million of senior debt, down from $322 million at the end of 2018. Since we expected $160 million of EBITDA going into 2019, the senior debt ratio was 1.9. Now as we enter 2020, the ratio is 1.5, so we are in a comfortable position relative to our self-imposed limits. That said, we should generate sufficient FCF in 2020 to take out a chunk of our total debt. Staying on the topic of FCF, this was limited in 2019, mainly due to the planned and communicated expenditure of one-off sustaining capital of around $20 million, to bring equipment associated with a 2018 acquisition up to our operating standards. With that spend completed, and as detailed above, we expect to return to a top decile FCF yield in 2020, with the outlook at least as good for 2021. Therefore, we could have > $170 million of FCF, for the two-year period, with the optionality to: pursue further growth; reduce debt; resume our stock buy-back program; increase our dividend again; or excitingly, any mix of these choices. As we have a decent reputation for capital allocation, I pledge to maintain that record with the aim of continuing to build the long-term wealth of shareholders, of which I am proud to be the third largest. Martin Ferron EBITDA, EBIT, EPS: All adjusted as per our financial filings. ROIC: Return on Invested Capital. ROE: Return on equity. ESG: Environmental, social, governance. TRIR: Total recordable injury rate. EPS Multiples: Sourced from recent research reports and Factset. NTM: Next twelve months. ANNUAL REPORT 2019 5

2020

Vision

Safety
Execution
Diversification

HITACHI
777D
C1016
D10R
CAT

6 NORTH AMERICAN CONTRUCTION GROUP

2020 Vision Safety Execution Diversification 6 NORTH AMERICAN CONTRUCTION GROUP

SAFETY At North American, we attribute our success to innovation, dedication, and the expertise of our employees. We also believe that every employee is entitled to a safe workplace, while ensuring the protection of the environment. Our operations are guided by a strict safety policy which puts worker health and safety first. Our ultimate goal is to reduce or eliminate workplace injuries and incidents by using every means possible, and through the aggressive promotion of safe and healthy work practices on every site we operate on. To ensure the optimum success of this policy, we require the compulsory participation of all employees, management, and subcontractors. We believe that there must be consequences for good or bad, positive or negative behavior as it relates to any aspect of health, safety, or the protection of the environment. Employees have a personal responsibility to work safely at all times, and commit to adhering to our strict standards of practice for health, safety and environment. It is a condition of employment at North American, and one of the main reasons why we put so much focus on safety. Accidents are more than a threat to productivity; they are a threat to the well-being of our people. In 2019, we continued to achieve our standard of excellence in our safety culture, as reflected by our strong safety record. We performed better than our Total Recordable Injury Rate target, keeping our results well under 0.5 for the fifth year in a row, which is regarded as top tier in our industry. These results have also been recognized by the Alberta Mine Safety Association, which awarded North American with its Safety Excellence Award in 2015, 2017, and 2018. In our “journey to zero”, this safety result reflects our belief that outstanding safety execution, and being a true leader in safety, is the foundation for overall operational excellence. SAFETY PRINCIPLES • Health, safety and environment recognized as an integral part of our business. • Our focus on people and relationships, and our uncompromising commitment to health and safety, allows us to acquire some of the best talent in the industry. • We are committed to elevating the standard of excellence in health, safety and environmental protection with continuous improvement along with greater accountability and compliance. Our aim is to have zero incidents. ANNUAL REPORT 2019 7

2020 OUTLOOK – FOCUS ON EXECUTION We intend to further enhance our record for operational excellence in the oil sands as the economy recovers from the effects of low oil prices. We will continue to build on our industry leading fleet maintenance strategy to maximize fleet availability, leveraging our reliability programs, management systems and expertise, while further insourcing maintenance activities. In addition, we will leverage technological improvements, innovation and project execution expertise to further improve our operating efficiency, cost structure, and optimization of the life of our equipment fleet. • In 2019, we smoothly integrated two acquisitions, commenced operations at a U.S. coal mine, incorporated an ultraclass fleet, and expanded maintenance capabilities; all while maintaining a world class safety culture. • In January 2020, we opened a newly constructed component rebuild facility on land adjacent to our Acheson maintenance facility and head office. This five-bay facility was custom designed with the primary objective of rebuilding used components for heavy equipment in the mining industry. While providing low-cost zero-hour components, the facility also creates much needed capacity in our main maintenance facility to allow for its intended use of rebuilding and maintaining both our expanded fleet and the fleets of external customers. In addition, Nuna will be utilizing this facility for its maintenance needs as well as required kitting and logistics activities for projects in northern Canada. OPERATIONAL FOCUS IN 2020 • We will focus on providing low-cost and safe customer service for our oil sand clients, while diversifying our business through expanded maintenance capabilities; the infrastructure we have in place; and our reputation as a safe operator. • Continue to drive our zero harm culture by ensuring employees never become complacent in maintaining a safe workplace. • Maximize equipment utilization with capital program invested, and maximize all opportunities to operate higher hours in 2020. • Specifically target utilization in Q2 & Q3 through increased integration with Nuna, and expanded summer civil projects. • Reduce reliance on vendor maintenance. • Leverage our component rebuild facility to drive down equipment and parts costs. • Improve use of technology and minimize equipment damage and overheads. 8 NORTH AMERICAN CONTRUCTION GROUP

~25% OF ADJUSTED EBIT IN 2019 WAS GENERATED FROM OUTSIDE THE CANADIAN OIL SANDS DIVERSIFICATION A key focus of 2020 is for further diversification – by customer, resource, and geography. Grow our revenue diversity: We intend to leverage strategic partnerships, our equipment and expertise, and our recent investment in Nuna to secure heavy or light civil construction contracts for major resource or infrastructure projects across Canada. Pursue service expansion: We intend to increase our revenue growth and diversity through marketing of our industry leading expertise in heavy equipment maintenance services. We intend to continue developing partnerships with parts and component rebuild companies that complement our maintenance service strategy, and we intend to leverage our purpose designed and built state-of-the-art maintenance facility, which is capable of handling the largest of our customers’ equipment assets to grow this service offering over the coming years. Organic diversification leverages existing invested capital and mining expertise. • Our reputation as a trusted operator in the harsh Canadian oil sands is a significant competitive advantage. • Demonstrated competence in heavy equipment maintenance proving to be a differentiator. • Systems & infrastructure we have in place are applicable to operating world-class mines, construction projects and road building. ANNUAL REPORT 2019 9

BOARD OF
Directors

Martin Ferron
Chairman of the Board
Chief Executive Officer
Director Since: June 7, 2012

Ron McIntosh
Director Since: May 20, 2004

Bryan Pinney
Lead Director & Chairman of Audit
Director Since: May 13, 2015

John Pollesel
Director Since: November 23, 2017

Maryse Saint-Laurent
Director Since: August 8, 2019

Thomas Stan
Chairman of Compensation
Director Since: July 14, 2016

Jay Thorton
Director Since: June 7, 2012

Kristina Williams
Director Since: August 8, 2019

10 NORTH AMERICAN CONTRUCTION GROUP

BOARD OF Directors Martin Ferron Ron McIntosh Bryan Pinney Chairman of the Board Director Since: May 20, 2004 Lead Director & Chairman of Audit Chief Executive Officer Director Since: May 13, 2015 Director Since: June 7, 2012 John Pollesel Maryse Saint-Laurent Thomas Stan Director Since: November 23, 2017 Director Since: August 8, 2019 Chairman of Compensation Director Since: July 14, 2016 Jay Thorton Kristina Williams Director Since: June 7, 2012 Director Since: August 8, 2019 10 NORTH AMERICAN CONTRUCTION GROUP

SENIOR Management

Martin Ferron
Chairman of the Board
Chief Executive Officer
Director Since: June 7, 2012

Joe Lambert
President & Chief Operating Officer

Jason Veenstra
Executive Vice President
& Chief Financial Officer

Barry Palmer
Senior Vice President, Operations

Jordan Slator
Vice President & General Counsel

David Kallay
Vice President, Health, Safety,
Environment and Human Resources

ANNUAL REPORT 2019 11

SENIOR Management Martin Ferron Joe Lambert Jason Veenstra Chairman of the Board President & Chief Operating Officer Executive Vice President Chief Executive Officer & Chief Financial Officer Director Since: June 7, 2012 Barry Palmer Jordan Slator David Kallay Senior Vice President, Operations Vice President & General Counsel Vice President, Health, Safety, Environment and Human Resources ANNUAL REPORT 2019 11

Management’s Discussion and Analysis
For the year ended December 31, 2019
February 19, 2020
The following Management's Discussion and Analysis ("MD&A") is as of December 31, 2019 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all summary information contained in this MD&A has also been prepared in accordance with GAAP and all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF"), are available on the Canadian Securities Administrators' SEDAR System at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.
OVERALL PERFORMANCE
Annual MD&A - Highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Year ended
	December 31,
	2019	2018	Change
Revenue	$719,067	$410,061	$309,006

Gross profit	96,412	69,076	27,336
Gross profit margin	13.4%	16.8%	(3.4)%

Operating income	58,798	29,980	28,818

Adjusted EBITDA(i)(ii)	174,229	101,834	72,395
Adjusted EBITDA margin(i)	24.2%	24.8%	(0.6)%

Net income and comprehensive income available to shareholders	36,878	15,286	21,592
Adjusted net earnings(i)	43,724	24,853	18,871

Cash provided by operating activities	157,944	109,371	48,573
Cash provided by operating activities prior to change in working capital(i)	149,425	95,193	54,232

Free cash flow(i)	25,592	60,686	(35,094)

Purchase of PPE	157,026	81,078	75,948
Sustaining capital additions(i)	124,766	53,136	71,630
Growth capital additions(i)	45,803	39,666	6,137

Basic net income per share	$1.45	$0.61	$0.84
Adjusted EPS(i)	$1.72	$0.99	$0.73
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA due to the reorganization of the NL Partnership. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in increased adjusted EBITDA of $0.8 million in 2019 and $0.1 million in 2018.
Annual revenue in 2019 reflects the full impact of the Nuna acquisition and the $198.0 million heavy equipment fleet acquisition both made in Q4 2018 (see our most recent Annual Information Form for further details on the acquisitions). Annual revenue in 2019 also reflects only the partial year impacts of the growth capital additions in 2019. Revenue of $719.1 million represents a $309.0 million increase, or 75% year-over-year. Breaking down this 75%, roughly 35% can be attributed to the heavy equipment fleet acquired in 2018 and 15% to the ultra-class truck fleet acquired throughout 2019. Our ownership interest in Nuna contributed 8% of the year-over-year increase; however, reported revenue of $37.0 million from Nuna excludes $24.7 million of revenue that is reported in equity earnings, along with associated costs, within the consolidated statement of operations and comprehensive income. Including this revenue, the year-over-year increase was 81%. Of specific note, effective November 1, 2019, all Nuna revenue and costs are reported in equity earnings, which impacted Q4 2019 gross revenue. Excluding the roughly 60% contributed through acquisition activities discussed above, net organic year-over-year growth of 15% was driven by several factors: strong overall utilization of our legacy fleet in Q1 2019, an earlier ramp-up in Q4 2019 at the Aurora Mine, the incremental expansion of the external maintenance offering in 2019 and the operations support

12 NORTH AMERICAN CONSTRUCTION GROUP

contract at a coal mine in Wyoming, which commenced in Q2 2019. Offsetting these positives was the impact of unusually consistent and heavy rainfall in July and August in the Fort McMurray region, which is estimated to have impacted revenue by approximately $20.0 million.
Gross profit margin for the year of 13.4% was impacted by integration related factors during 2019 but was primarily driven by the poor operating conditions relating to weather in Q3, as lost or deferred revenue was compounded with increased site cleanup activities and idle operator time.
Included in the gross profit margin for the year was depreciation of $101.6 million, or 14.1% of revenue, which was comparable to the prior year rate of 14.2%. Our continued improvements to component maintenance and performance benefitted depreciation, but the condition of the components of the heavy equipment fleet acquired in 2018 led to our Q4 2018 and full year 2019 rates being slightly higher than expected.
General and administrative expenses (excluding stock based compensation) of $27.5 million was 3.8% of revenue which sets an annual run-rate record. This level of administrative spending reflects the minimalist and disciplined approach to incremental overhead costs that our business allows for.
Despite the operational challenges of an integration focused year, adjusted EBITDA of $174.2 million is a 71.1% increase, generally reflecting the 75.4% revenue increase, illustrating the operating leverage gained by maintaining administrative spending while adding significant top-line revenue.
Net interest expense was $21.6 million for the year including approximately $2.4 million of non-cash interest. Our average cash cost of debt for the year was 4.8% and is primarily driven by the effective rate paid on the Company Credit Facility as well as the competitive interest rates for secured equipment financing.
Adjusted EPS of $1.72 on adjusted net earnings of $43.7 million reflects the above factors as well as the benefit from the Alberta corporate tax reduction, which impacted the 2019 tax expense by $5.8 million.
Free cash flow of $25.6 million is generally the culmination of adjusted EBITDA of $174.2 million, mentioned above, less sustaining capital additions of $124.8 million and cash interest paid of $20.0 million. The 2019 capital program reflects the increased run-rate of our directly owned heavy equipment fleet of over 600 assets, but importantly was impacted by the deferred maintenance catch-up on the acquired fleet of approximately $20.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS 13

FINANCIAL HIGHLIGHTS
Five Year Financial Performance
The table below represents select financial data related to our business performance for the past five years:

	Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2019	2018	2017	2016	2015
Operating Data(i)
Revenue	$719,067	$410,061	$292,557	$213,180	$281,282
Gross profit	96,412	69,076	39,647	32,343	31,890
Gross profit margin	13.4%	16.8%	13.6%	15.2%	11.3%
Operating income	58,798	29,980	13,407	3,923	2,837
Adjusted EBIT(ii)(v)	71,021	43,072	17,429	10,830	5,333
Adjusted EBITDA(ii)(v)	174,229	101,834	63,082	53,312	47,719
Adjusted EBITDA margin(ii)	24.2%	24.8%	21.6%	25.0%	17.0%
Net income (loss) and comprehensive income (loss) available to shareholders	36,878	15,286	5,264	(445)	(7,470)
Adjusted net earnings(ii)	43,724	24,853	8,197	3,599	(5,675)

Per share information
Basic net income per share	$1.45	$0.61	$0.20	$(0.01)	$(0.23)
Diluted net income per share	$1.23	$0.54	$0.18	$(0.01)	$(0.23)
Adjusted EPS(ii)	$1.72	$0.99	$0.31	$0.12	$(0.19)

Balance Sheet Data
Total assets	$792,652	$689,800	$383,644	$350,081	$360,177

Total debt	412,131	384,299	138,969	100,972	110,942
Cash	(5,544)	(19,508)	(8,186)	(13,666)	(32,351)
Net debt(iii)	406,587	364,791	130,783	87,306	78,591
Total shareholders' equity	180,119	149,721	145,924	158,954	171,618
Invested capital(iv)	$586,706	$514,512	$276,707	$246,260	$250,209

Outstanding common shares, excluding treasury shares	25,777,445	25,004,205	25,452,224	28,305,660	31,893,478
Cash dividend declared per share	0.12	0.08	0.08	0.08	0.08
(i) The current year and prior year data includes proportionately consolidated amounts of affiliates and joint ventures.
(ii) For a definition of adjusted EBIT, adjusted EBITDA, adjusted EBITDA margin, adjusted net earnings, adjusted EPS, and a reconciliation to net income see "Non-GAAP Financial Measures" and "Summary of Consolidated Results" in this MD&A.
(iii) Net debt is calculated as total debt less cash and cash equivalents recorded on the balance sheet, excluding deferred financing costs.
(iv)Invested capital is calculated as total shareholders' equity plus net debt.
(v)In the three months ended December 31, 2019 we changed the calculation of adjusted EBIT and adjusted EBITDA due to the reorganization of the NL Partnership. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT and adjusted EBITDA of $0.8 million and $0.9 million in 2019, $0.1 million and $0.1 million in 2018. This change had no impact for the periods ended 2017, 2016 and 2015.

14 NORTH AMERICAN CONSTRUCTION GROUP

Summary of net income for the three months and year ended 2019

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands, except per share amounts)	2019	2018	2019	2018
Revenue	$189,455	$131,001	$719,067	$410,061
Project costs	66,091	48,094	277,646	152,943
Equipment costs	69,960	46,424	243,427	129,692
Depreciation	28,327	18,179	101,582	58,350
Gross profit	$25,077	$18,304	$96,412	$69,076
Gross profit margin	13.2%	14.0%	13.4%	16.8%
General and administrative expenses (excluding stock-based compensation)	7,639	8,034	27,491	25,578
Stock-based compensation expense	1,754	2,509	9,443	11,532
Interest expense, net	5,498	3,444	21,623	8,584
Net income and comprehensive income available to shareholders	$8,242	$2,656	$36,878	$15,286

Adjusted EBITDA(i)(ii)	$47,789	$28,442	$174,229	$101,834
Adjusted EBITDA margin(i)	25.2%	21.7%	24.2%	24.8%

Per share information
Basic net income per share	$0.32	$0.11	$1.45	$0.61
Diluted net income per share	$0.28	$0.10	$1.23	$0.54
Adjusted EPS(i)	$0.38	$0.18	$1.72	$0.99
(i) See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in Adjusted EBIT and Adjusted EBITDA of $0.8 million and $0.9 million for the year-ended December 31, 2019 and $0.1 million and $0.1 million for the three months ended and year-ended December 31, 2018.
A reconciliation of net income and comprehensive income available to shareholders to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2019	2018	2019	2018
Net income and comprehensive income available to shareholders	$8,242	$2,656	$36,878	$15,286
Adjustments:
Loss (gain) on disposal of property, plant and equipment	259	178	(31)	(158)
Stock-based compensation expense	1,754	2,509	9,443	11,532
Restructuring costs	—	—	1,442	—
Pre-2019 inventory correction	—	—	(2,775)	—
Loss on sublease	—	—	—	1,732
Loss on legacy claim settlement	—	—	1,235	—
Tax effect of the above items	(534)	(725)	(2,468)	(3,539)
Adjusted net earnings(i)	$9,721	$4,618	$43,724	$24,853
Adjustments:
Tax effect of the above items	534	725	2,468	3,539
Interest expense, net	5,498	3,444	21,623	8,584
Income tax expense	2,370	1,424	2,858	6,096
Equity earnings in affiliates and joint ventures(ii)	(795)	—	(795)	—
Equity investment EBIT(i)	1,143	—	1,143	—
Adjusted EBIT(i)(ii)	$18,471	$10,211	$71,021	$43,072
Adjustments:
Depreciation	28,327	18,179	101,582	58,350
Amortization of intangible assets	76	52	711	412
Equity investment depreciation and amortization(i)(ii)	915	—	915	—
Adjusted EBITDA(i)(ii)	$47,789	$28,442	$174,229	$101,834
(i) See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT and adjusted EBITDA of $0.8 million and $0.9 million for the year-ended December 31, 2019 and $0.1 million and $0.1 million for the three months ended and year-ended December 31, 2018.

MANAGEMENT'S DISCUSSION AND ANALYSIS 15

We have included equity investment EBITDA in the calculation of adjusted EBITDA beginning in the fourth quarter of 2019. Below is a reconciliation of the amount included in adjusted EBITDA for the three months and year ended December 31, 2019.

	Three months ended	Year ended
	December 31,	December 31,
(dollars in thousands)	2019	2019
Equity earnings in affiliates and joint ventures	$795	$795
Adjustments:
Interest expense, net	44	44
Income tax expense	316	316
Gain on disposal of property, plant and equipment	(12)	(12)
Equity investment EBIT(i)(ii)	$1,143	$1,143

Depreciation	$836	$836
Amortization of intangible assets	79	79
Equity investment depreciation and amortization(i)(ii)	$915	$915
(i) See "Non-GAAP Financial Measures"
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT and adjusted EBITDA of $0.8 million and $0.9 million for the year-ended December 31, 2019 and $0.1 million and $0.1 million for the three months ended and year-ended December 31, 2018.
Upon initial acquisition of the interest in Nuna, we accounted for the investment using proportionate consolidation. On November 1, 2019, we entered into a transaction to reorganize our investment in Nuna. Subsequent to the reorganization, our investment in Nuna is held through a corporation rather than a partnership and is therefore no longer eligible for certain presentation elections permitting the proportionate method of consolidation. As a result, we have applied the equity method prospectively as of November 1, 2019, whereby our share of the assets and liabilities of the NL Partnership were reclassified from the respective accounts to the investments in affiliates and joint ventures.
Analysis of three month and year ended December 31, 2019 Results
Revenue
For the three months ended December 31, 2019, revenue was $189.5 million, up from $131.0 million in the same period last year. The revenue growth was attributable to both the strong ramp up of winter work programs at the Millennium Mine and new work at the Fort Hills and Aurora Mine acquired from the heavy equipment fleet purchase in Q4 2018. New volumes this quarter included mine services and reclamation work at the Aurora and Mildred Lake Mines, which was generated from backlog subsequent to the asset acquisition. Adding to the strong quarter was revenue generated from our external maintenance services as we completed the rebuild of two haul trucks and one loader. These increases were partially offset by a reduction in scope at the Kearl Mine and reduced activity at the Highland Valley Copper Mine as the project ended in late Q4.
For the year ended December 31, 2019, revenue was $719.1 million, up from $410.1 million for the year ended December 31, 2018. The increase of 75.4% in revenue was achieved through our expanded fleet, new civil construction services at Mildred Lake, mine support services at the Millennium Mine and increases in overburden removal activity from the new ultra-class fleet. Heavy civil construction work assumed from the Fort Hills legacy contracts was completed in late Q4. We experienced reduced tailings pond support activity at the Millennium Mine, which was offset by the three-year mining support services contract secured in Q1 2019. New volumes in the year included mine services and reclamation work at the Aurora Mine and overburden stripping work at the Kearl Mine. Furthermore, throughout the year and culminating in Q4, we saw continued expansion of our external maintenance service as we complete major rebuilds for mining clients. These increases were partially offset by higher mine support activity in 2018 at the Highland Valley Copper Mine in British Columbia. Revenue from Nuna of $37.0 million is diversified across several areas of expertise, including summer season project execution work, winter road construction, site services, drilling support and mine remediation. Reported gross revenue from Nuna ended on October 31, 2019 due to a corporate reorganization, at which point reported revenue for November and December was netted against cost in equity earnings.

16 NORTH AMERICAN CONSTRUCTION GROUP

Gross profit
For the three months ended December 31, 2019, gross profit was $25.1 million or 13.2% of revenue, up from a gross profit of $18.3 million but down from 14.0% of revenue during the same period last year. The higher gross profit in the current period was primarily driven by the higher revenue in the current year. The slight decrease in margin was driven by a reduction of tailing pond support activity and sub-optimal operating conditions at certain mines. Additionally, margins continue to be impacted by increased repair and maintenance costs related to the fleet acquired in Q4 2018.
For the year ended December 31, 2019, gross profit was $96.4 million, or 13.4% of revenue, up from $69.1 million but down from 16.8% of revenue in the previous year. The improvement in gross profit was a direct result of the revenue growth in the current year. The decrease in gross profit margin was driven by the early and abrupt spring breakup, the difficult operating conditions in July and August from the consistent rainfalls and the reduction of tailings pond support activities at the Millennium Mine. Additionally, margins were negatively impacted by increased equipment maintenance activities on our recently acquired equipment fleet to bring them up to our operating standards. Partially offsetting these decreases was gross profit earned from six months of the operations support contract at a coal mine in Wyoming and the full year of strong margins achieved by Nuna. The external maintenance offering also had a noticeable positive impact to the year as it contributed strong gross profit margins with the completion and delivery of rebuilt haul trucks, loaders and track frames during the year.
For the three months ended December 31, 2019, depreciation was $28.3 million (or 15.0% of revenue), up from $18.2 million (or 13.9% of revenue) in the same period last year. Depreciation for the year ended December 31, 2019 was $101.6 million (14.1% of revenue), up from $58.4 million (14.2% of revenue) for the year ended December 31, 2018. Our continued improvements to component maintenance and performance benefitted depreciation but the condition of the components of the heavy equipment fleet acquired in 2018 led to our Q4 2018 and full year 2019 rates being slightly higher than expected.
Operating income
For the three months ended December 31, 2019, operating income was $15.3 million, compared to operating income of $7.5 million during the same period last year. G&A expense (excluding stock-based compensation expense) was $7.6 million, or 4.0% of revenue for the three months ended December 31, 2019, down from $8.0 million, or 6.1% of revenue in the same period last year. The slight decrease in the quarter was due to the acquisition activities that took place in Q4 2018.
For the year ended December 31, 2019, operating income was $58.8 million, up from $30.0 million for the year ended December 31, 2018. G&A expense (excluding stock-based compensation expense) was $27.5 million for the year ended December 31, 2019, or 3.8% of revenue, up from the $25.6 million, and down from 6.2% of revenue, recorded in the year ended December 31, 2018. The year-over-year gross increase reflects routine salary increases as well as a slightly higher administrative headcount level required to support our larger fleet and expanded services in external maintenance and mine management. Inflation had no material impact on our results in the year due in part to its relatively low level and in part due to existing price escalators in our contracts.

MANAGEMENT'S DISCUSSION AND ANALYSIS 17

Non-Operating Income and Expense

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2019	2018	2019	2018
Interest expense
Credit facilities	$2,534	$1,767	$9,826	$2,729
Convertible debentures	1,234	555	4,318	2,200
Mortgages	252	105	963	105
Promissory notes	292	202	1,691	202
Financing obligations	134	—	272	—
Finance lease obligations	829	673	3,691	2,984
Amortization of deferred financing costs	247	144	969	539
Interest expense	$5,522	$3,446	$21,730	$8,759
Other interest income	(24)	(2)	(107)	(175)
Total interest expense	$5,498	$3,444	$21,623	$8,584
Equity earnings in affiliates and joint ventures	(795)	(60)	(2,780)	(60)
Foreign exchange loss (gain)	17	32	(36)	39
Income tax expense	2,370	1,424	2,858	6,096
Total interest expense was $5.5 million during the three months ended December 31, 2019, up from $3.4 million in the same period last year. In the year ended December 31, 2019, total interest expense was $21.6 million, up from the $8.6 million the year ended December 31, 2018. The increased interest expense in the current year relates to increased levels of long term debt resulting from acquisition activities in Q4 2018, which were entirely funded through debt.
Cash related interest expense for the three months ended December 31, 2019, calculated as interest expense excluding amortization of deferred financing costs of $0.2 million and non-cash implied interest of $0.3 million, was $5.0 million and represents an average cash cost of debt of 4.8% which excludes debt balance fluctuations during the quarter. Cash related interest expense for the year ended December 31, 2019 (excluding amortization of $1.0 million and implied interest of $1.5 million) was $19.2 million and represents an average cost of debt of 4.8%.
Equity earnings in affiliates and joint ventures of $0.8 million and $2.8 million for the three months and year ended December 31, 2019, respectively, was generated by the entities within Nuna that are accounted for using the equity method. Upon initial acquisition of the interest in the NL Partnership, we accounted for this investment using proportionate consolidation. On November 1, 2019, a transaction was entered into to reorganize the investment in the NL Partnership. The investment is now held through a corporation and is no longer eligible for certain presentation elections permitting the proportionate method of consolidation. As a result, the equity method has been applied as of November 1, 2019.
We recorded income tax expense of $2.4 million and $2.9 million, respectively, during the three months and year ended December 31, 2019, an increase from the $1.4 million and a decrease from the $6.1 million income tax expense recorded in the respective prior year periods. The current year income tax expense resulted from the effect of temporary and permanent differences and the associated impact of the decreased Alberta general corporate income tax rate, which came into effect on July 1, 2019.
Net income and comprehensive income available to shareholders
For the three months ended December 31, 2019, net income and comprehensive income available to shareholders was $8.2 million (basic income per share of $0.32 and diluted income per share of $0.28), compared to a net income of $2.7 million (basic income per share of $0.11 and diluted income per share of $0.10) during the same period last year.
For the year ended December 31, 2019, net income and comprehensive income available to shareholders was $36.9 million (basic income per share of $1.45 and diluted income per share of $1.23), compared to a net income and comprehensive income available to shareholders of $15.3 million (basic income per share of $0.61 and diluted income per share of $0.54) during the same period last year.
Basic and diluted income per share in the current period was partially affected by the increase in issued and outstanding common shares (27,502,912 as at December 31, 2019 compared to 27,088,816 outstanding voting

18 NORTH AMERICAN CONSTRUCTION GROUP

common shares as at December 31, 2018). For a full discussion on our capital structure see "Outstanding Share Data" in this MD&A.
The table below provides the calculation of our adjusted EPS:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2019	2018	2019	2018
Net income and comprehensive income	$8,259	$2,691	$37,133	$15,321
Net income attributable to noncontrolling interest	(17)	(35)	(255)	(35)
Net income and comprehensive income available to shareholders	$8,242	$2,656	$36,878	$15,286

Adjusted net earnings(i)	$9,721	$4,618	$43,724	$24,853

Weighted-average number of common shares	25,750,869	24,995,992	25,444,374	24,991,517
Weighted-average number of diluted shares	33,349,334	27,425,516	32,843,211	31,427,791

Basic net income per share	$0.32	$0.11	$1.45	$0.61
Adjusted EPS(i)	$0.38	$0.18	$1.72	$0.99

Diluted net income per share	$0.28	$0.10	$1.23	$0.54
(i) See "Non-GAAP Financial Measures".
Summary of Consolidated Quarterly Results
A number of factors contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing of resolution for claims and unsigned change-orders;

•	the timing of "mark-to-market" expenses related to the effect of a change in our share price on cash related stock-based compensation plan liabilities; and

•	the level of borrowing under our convertible debentures, the Company Credit Facility and finance leases and the corresponding interest expense recorded against the outstanding balance of each.

MANAGEMENT'S DISCUSSION AND ANALYSIS 19

The table, below, summarizes our consolidated results for the eight preceding quarters:

(dollars in millions, except per share amounts)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Revenue	$189.5	$166.3	$176.9	$186.4	$131.0	$84.9	$79.5	$114.7
Gross profit	25.1	18.3	23.5	29.6	18.3	14.3	9.7	26.8
Adjusted EBITDA(i)(ii)	47.8	37.2	37.1	52.1	28.4	19.1	15.2	39.1
Net income and comprehensive income available to shareholders	8.2	7.6	13.9	7.2	2.7	1.5	0.0	11.1
Basic income per share(iii)	$0.32	$0.29	$0.55	$0.29	$0.11	$0.06	$0.00	$0.44
Diluted income per share(iii)	$0.28	$0.26	$0.45	$0.25	$0.10	$0.05	$0.00	$0.36
Adjusted EPS(i)(iii)	$0.38	$0.41	$0.43	$0.50	$0.18	$0.19	$0.07	$0.55

Cash dividend per share(iv)	$0.04	$0.04	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02
(i) See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBIT and adjusted EBITDA due to the reorganization of the NL Partnership. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT and adjusted EBITDA of $0.5 million and $0.0 million in Q3 2019, $0.3 million and $0.0 million in Q2 2019, $0.2 million and $0.0 million in Q1 2019, $0.1 million and $0.0 million in Q1 2018, Q2 2018, Q3 2018 and Q4 2018.
(iii) Net income per share for each quarter has been computed based on the weighted-average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per share calculations are based on full dollar and share amounts.
(iv) The timing of payment of the cash dividend per share may differ from the dividend declaration date.
All other events being equal, oil sands mine support revenue and winter road construction during the December to March time period of each year is traditionally highest as ground conditions are most favorable for work requiring frozen ground access. Delays in the start of the winter freeze required to perform this type of work or an abnormal thaw period during the winter months will reduce overall revenues or have an adverse effect on project performance in the winter period. Extreme winter weather conditions, where temperatures dip below minus 30 degrees Celsius, can have an adverse effect on revenue due to lower equipment performance and reliability. In each of the past two years we have experienced either a late winter freeze or an abnormal winter thaw causing results to deviate from the typical winter pattern.
We generally experience a seasonal decline in our oil sands mine site support revenue, such as reclamation and muskeg removal services, during the three months ended June 30 of each year as weather conditions make performance of this heavy equipment intensive work difficult during this period. The oil sands mine support activity levels decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads, are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year-to-year, is referred to as "spring breakup" and has a direct impact on our mine support activity levels.
Mine support activities for resource mines outside the oil sands typically are at their peak during the May to October time period, contrary to the seasonality of an oil sands mine that relies on the cold winter season for effective material movement.
Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.
LIQUIDITY AND CAPITAL RESOURCES
Summary of Consolidated Financial Position
As at December 31, 2019, we had $5.5 million in cash and $109.1 million of unused borrowing availability on the Company Credit Facility, for a total liquidity of $114.6 million (defined as cash plus available and unused Company Credit Facility borrowings). This is compared to our total liquidity of $115.8 million at December 31, 2018 ($8.7 million cash, excluding interest in partnership cash, and $107.1 million available and unused Company Credit Facility borrowings). Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Company Credit Facility, our finance lease borrowing is limited to $150.0 million. As at December 31, 2019, we had $53.9 million in unused finance lease borrowing availability under our Company Credit Facility, compared to $63.4 million at December 31, 2018. There are no restrictions within the terms of our Company

20 NORTH AMERICAN CONSTRUCTION GROUP

Credit Facility relating to the use of operating leases. As at December 31, 2019, our total available capital liquidity was $168.7 million (defined as total liquidity plus unused finance lease borrowing availability under our Company Credit Facility) compared to $179.3 million at December 31, 2018.
Summary of consolidated financial position

(dollars in thousands)	December 31, 2019	December 31, 2018	Change
Cash	$5,544	$19,508	$(13,964)
Working capital assets
Accounts receivable	$66,746	$82,399	$(15,653)
Contract assets	19,193	10,673	8,520
Inventories	21,649	13,391	8,258
Contract costs	1,016	2,308	(1,292)
Prepaid expenses and deposits	4,245	3,736	509
Working capital liabilities
Accounts payable	(88,201)	(63,460)	(24,741)
Accrued liabilities	(17,560)	(19,157)	1,597
Contract liabilities	(23)	(4,032)	4,009
Total net working capital (excluding cash)	$7,065	$25,858	$(18,793)

Property, plant and equipment	587,729	528,157	59,572
Total assets	792,652	689,800	102,852

Finance lease obligations(i)	76,278	86,568	(10,290)
Credit facilities(i)	190,000	192,000	(2,000)
Promissory notes	14,648	42,937	(28,289)
Financing obligations	15,435	—	15,435
Senior debt(ii)	$296,361	$321,505	$(25,144)
Convertible debentures	94,031	39,976	54,055
Mortgage(i)	21,739	19,900	1,839
Nuna Credit Facility(iii)	—	2,918	(2,918)
Total debt(ii)	$412,131	$384,299	$27,832
Cash	(5,544)	(19,508)	(13,964)
Net debt(ii)	$406,587	$364,791	$41,796
Total shareholders' equity	180,119	149,721	30,398
Invested capital(iv)	$586,706	$514,512	$72,194
(i)Includes current portion.
(ii) For a definition of senior debt, total debt and net debt, see "Non-GAAP Financial Measures".
(iii)Due to the November 1, 2019 reorganization of the NL Partnership, amounts outstanding under the Nuna Credit Facility as at December 31, 2019 are now included in investments in affiliates and joint ventures on the consolidated balance sheets.
(iv)Invested capital is calculated as total shareholders' equity plus net debt.
As at December 31, 2019, we had $nil in trade receivables that were more than 30 days past due, down from $1.5 million as at December 31, 2018. As at December 31, 2019 and December 31, 2018, we did not have an allowance for doubtful accounts related to our trade receivables as we believe that there is minimal risk in the collection of past due trade receivables. We continue to monitor the credit worthiness of our customers. As at December 31, 2019, holdbacks totaled $7.2 million, up from the $0.6 million balance as at December 31, 2018.
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances at the start of such projects.
Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.

MANAGEMENT'S DISCUSSION AND ANALYSIS 21

Capital Resources
Our capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, borrowings under our Company Credit Facility and financing through our operating and capital equipment lease facilities.
Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and finance lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase our common shares.
We anticipate that we will likely have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2020 from existing cash balances, cash provided by operating activities and borrowings under our Company Credit Facility.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2019	2018	2019	2018
Purchase of PPE	$38,571	$20,466	$157,026	$81,078
Additions to intangibles	48	89	422	380
Gross capital expenditures	$38,619	$20,555	$157,448	$81,458
Proceeds from sale of PPE	(1,200)	(29,841)	(4,462)	(36,274)
Change in capital inventory	(4,234)	(591)	(10,524)	(1,822)
Capital expenditures, net(i)	33,185	(9,877)	142,462	43,362
Lease additions	—	30,396	28,107	49,440
Capital additions(i)	$33,185	$20,519	$170,569	$92,802
(i)See "Non-GAAP Financial Measures".

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2019	2018	2019	2018
Sustaining	$23,663	$(17,302)	$96,659	$3,696
Growth	9,522	7,425	45,803	39,666
Capital expenditures, net(i)	33,185	(9,877)	142,462	43,362

Sustaining	—	30,396	28,107	49,440
Lease additions	—	30,396	28,107	49,440

Sustaining	23,663	13,094	124,766	53,136
Growth	9,522	7,425	45,803	39,666
Capital additions(i)	$33,185	$20,519	$170,569	$92,802
(i)See "Non-GAAP Financial Measures".
Capital additions for the three months ended December 31, 2019 were $33.2 million ($20.5 million in the prior year). Included in this amount was $9.5 million of growth capital largely related to the purchase and commissioning of trucks and a shovel required to fulfill performance obligations under long-term contracts as well as a land investment adjacent to the Acheson maintenance facility. Included in the prior year amount was $7.4 million of growth capital relating to the construction of our maintenance and office facility, coupled with the continued strategic acquisition of used equipment.
Capital additions for the year ended December 31, 2019 were $170.6 million ($92.8 million in the prior year). Included in this amount was $45.8 million of growth capital with the balance supporting our sustaining capital investment requirements ($39.7 million in the prior year which is excluding acquisitions). The growth capital investment in the current year primarily reflects the continued strategic acquisition of used equipment coupled with an acquisition of addition land next to the Acheson maintenance facility.
A portion of our heavy construction fleet is financed through finance leases. We continue to lease our motor vehicle fleet through our finance lease facilities. During all current and prior year periods, capital additions financed through finance leases were for sustaining capital additions. Our equipment fleet is currently split among owned (57%), finance leased (32%) and rented equipment (11%).

22 NORTH AMERICAN CONSTRUCTION GROUP

Summary of Consolidated Cash Flows

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2019	2018	2019	2018
Cash provided by operating activities	$82,473	$36,911	$157,944	$109,371
Cash used by investing activities	(48,154)	(173,766)	(160,678)	(228,614)
Cash (used) provided by financing activities	(40,937)	156,133	(11,230)	130,565
Net (decrease) increase in cash	$(6,618)	$19,278	$(13,964)	$11,322
Operating activities

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2019	2018	2019	2018
Cash provided by operating activities prior to change in working capital(i)	$44,999	$26,575	$149,425	$95,193
Net changes in non-cash working capital	37,474	10,336	8,519	14,178
Cash provided by operating activities	$82,473	$36,911	$157,944	$109,371
(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended December 31, 2019 was $82.5 million, compared to cash provided by operating activities of $36.9 million in for the three months ended December 31, 2018. Cash provided by operating activities for the year ended December 31, 2019 was $157.9 million, compared to cash provided by operating activities of $109.4 million in for the year ended December 31, 2018.
The increase in cash flow in the current year is a result of increases in adjusted EBITDA, offset by lower cash from working capital due to the timing of working capital balances. Cash provided by (used in) the net change in non-cash working capital specific to operating activities is detailed below.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2019	2018	2019	2018
Accounts receivable	$13,596	$(11,585)	$5,393	$(22,359)
Contract assets	(1,540)	239	(10,352)	13,441
Inventories	1,020	1,284	(12,579)	(443)
Contract costs	(1,033)	(1,316)	943	(1,384)
Prepaid expenses and deposits	701	(842)	(663)	(1,513)
Accounts payable	27,665	15,586	28,600	17,665
Accrued liabilities	1,681	5,624	1,034	5,923
Contract liabilities	(4,616)	1,346	(3,857)	2,848
	$37,474	$10,336	$8,519	$14,178
Investing activities
During the three months ended December 31, 2019, cash used for investing activities was $48.2 million, compared to $173.8 million in cash used for investing activities in the three months ended December 31, 2018. Current period investing activities largely relate to $38.6 million for the purchase of property, plant and equipment, offset by $1.2 million in proceeds on disposal of property, plant and equipment. Prior year investing activities included $151.2 million used for the asset acquisition, $31.9 million used for the investment in an interest in the Nuna group of companies, and $20.6 million for the purchase of property, plant, equipment and intangible assets.
During the year ended December 31, 2019, cash used for investing activities was $160.7 million, compared to $228.6 million used for investing activities during the year ended December 31, 2018. Current period investing activities largely relate to $157.4 million for the purchase of property, plant and equipment, offset by $4.5 million in proceeds from the disposal of property, plant and equipment. Prior year investing activities included $151.2 million used for the asset acquisition, $31.9 million used for the investment in an interest in the Nuna group of companies, and $81.5 million for the purchase of property, plant, equipment and intangible assets, offset by $36.3 million in proceeds for the disposal of property, plant and equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS 23

Financing activities
Cash used in financing activities during the three months ended December 31, 2019, was $40.9 million, which included net long-term debt of $30.6 million to fund working capital needs offset by $8.5 million in finance lease obligation repayments and $1.0 million to settle equity compensation liabilities and the purchase of treasury shares. Cash provided in financing activities for the three months ended December 31, 2018 was $156.1 million, driven by $165.6 million in net long-term debt and $8.1 million in finance lease obligation repayments.
For the year ended December 31, 2019, cash used in financing activities was $11.2 million, which included $40.9 million of net proceeds of long-term debt, $38.2 million in finance lease obligation repayments, $10.4 million of treasury share purchases and $2.7 million in financing costs. Cash provided by financing activities during the year ended December 31, 2018 was $130.6 million, driven by proceeds of $179.2 million in net long-term debt, offset by $32.1 million repayments towards finance lease obligations, $9.5 million for the purchase and subsequent cancellation of common shares, $5.1 million of treasury share purchases and $0.8 million in financing costs.
Free Cash Flow
Free cash flow is a non-GAAP measure (see "Explanatory Notes - Non-GAAP Financial Measures" in this MD&A). Below is our reconciliation from the consolidated statement of cash flows ("Cash provided by operating activities" and "Cash used in investing activities") to our definition of free cash flow.

	Year ended
	December 31,
(dollars in thousands)	2019	2018
Cash provided by operating activities	$157,944	$109,371
Cash used in investing activities	(160,678)	(228,614)
Capital additions financed by leases	(28,107)	(20,145)
Add back:
Growth capital additions (cash)	45,803	39,666
Growth capital additions (financed by leases)	—	6,612
Acquisition of heavy construction fleet and related assets	—	151,180
Investment in affiliates and joint ventures, net of cash acquired	—	31,911
Cash reclassification to investments in affiliates and joint ventures from change in presentation of NL Partnership	10,630	—
Subtract:
Proceeds from equipment sale and leasebacks	—	(29,295)
Free cash flow(i)	$25,592	$60,686
(i)See "Non-GAAP Financial Measures".
Free cash flow for the year ended December 31, 2019 was $25.6 million and can be calculated as adjusted EBITDA of $174.2 million, less sustaining capital additions of $124.8 million and cash interest paid of $20.0 million and adjusted for changes in working capital and capital inventory balances. Taking these drivers in account, the business generated $25.6 million of cash in the year.
The 2019 capital investment of $124.8 million reflects the increased run-rate of our heavy equipment fleet of approximately 600 assets, but importantly was impacted by deferred maintenance catch-up on the acquired fleet of approximately $20.0 million.
When comparing to the prior year cash generation of $60.7 million, the negative variance of $35.1 million can be primarily attributed to three factors which more than offset the $72.4 million over year increase in adjusted EBITDA: i) increased capital additions of $77.8 million reflected a full year run-rate of the acquired fleet but was impacted by the $20 million capital expenditure mentioned above, ii) cash interest paid in 2019 was $10.8 million higher than 2018, and iii) net working capital changes and an increase in capital inventory in 2019 had a net year-over-year impact on cash flow of approximately $16.0 million.

24 NORTH AMERICAN CONSTRUCTION GROUP

Contractual Obligations and Other Commitments
Our principal contractual obligations relate to our long-term debt; finance and operating leases; capital for property, plant and equipment; and supplier contracts. The following table summarizes our future contractual obligations as of December 31, 2019, excluding interest where interest is not defined in the contract (operating leases and supplier contracts).

	Payments due by fiscal year
(dollars in thousands)	Total	2020	2021	2022	2023	2024 and thereafter
Company Credit Facility(i)(vi)	$206,541	$8,736	$197,805	$—	$—	$—
Finance leases	81,242	31,657	23,151	16,522	8,064	1,848
Convertible debentures(ii)(vi)	121,567	4,897	4,897	4,897	4,897	101,979
Mortgage(iii)	35,900	1,583	1,577	1,573	1,569	29,598
Promissory notes	14,768	14,768	—	—	—	—
Operating leases(iv)	17,375	1,661	1,626	1,534	1,200	11,354
Non-lease components of lease commitments(v)	1,780	380	406	424	371	199
Financing obligations	16,601	3,793	3,793	3,793	3,793	1,429
Supplier contracts	25,265	25,265	—	—	—	—
Total contractual obligations	$521,039	$92,740	$233,255	$28,743	$19,894	$146,407
(i)The Company Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in the Company Credit Facility), plus applicable margins payable monthly.
(ii)The 5.50% convertible debentures mature on March 31, 2024. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2017. The 5.00% convertible debentures mature on March 31, 2026. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year.
(iii) This includes a mortgage that bears interest for the first five years at a fixed rate of 4.80% and is secured by a first security interest in our maintenance facility and head office complex in Acheson, Alberta and a mortgage that bears variable interest at a floating base rate minus a variance of 1.50%, equal to 4.55% at December 31, 2019 and is secured by a first security interest on land in Acheson, Alberta.
(iv)Operating leases are net of receivables on subleases of $9,253 (2020 - $3,052; 2021 - $3,052; 2022 - $2,150; 2023 - $999).
(v)Non-lease components of lease commitments are net of receivables on subleases of $5,215 (2020 - $1,501; 2021 - $1,521; 2022 - $1,460; 2023 - $733). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
(vi)The future interest payments were calculated using the applicable interest rates and balances as at December 31, 2019 and may differ from actual results.
Our total contractual obligations of $521.0 million as at December 31, 2019 have increased from $420.6 million as at December 31, 2018 primarily related to $17.5 million in financing obligations related to sale and leaseback transactions where control of the assets did not transfer, the issuance of new 5.00% convertible debentures for $55.0 million, offset by a reduction in borrowings on our Company Credit Facility and scheduled payments on our finance and operating leases. For a discussion on the Company Credit Facility see "Credit Facilities" below and for a more detailed discussion of our convertible debentures, see "Capital Structure and Securities" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
We currently do not have any off-balance sheet arrangements.
Credit Facilities
The Company Credit Facility is comprised solely of a revolving loan which allows borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions, and permits finance lease debt to a limit of $150.0 million. This facility matures on November 23, 2021, with an option to extend on an annual basis.
The Company Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis.

•	The first covenant is the senior leverage ratio ("Senior Leverage Ratio") which is Bank Senior Debt compared to Bank EBITDA less NACG Acheson Ltd. rental revenue.

◦
"Bank Senior Debt" is defined as the Company's long-term debt, finance leases and outstanding letters of credit, excluding Convertible Debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.

MANAGEMENT'S DISCUSSION AND ANALYSIS 25

◦
"Bank EBITDA" is defined as earnings before interest, taxes, depreciation, and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income.

The Company Credit Facility has financial covenants that must be tested quarterly on a trailing four-quarter basis. It must be less than or equal to 3.0:1 at Q4 2019 and thereafter. In the event we enter into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition.

•	The second covenant is the fixed charge coverage ratio ("Fixed Charge Coverage Ratio") which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.

◦	"Fixed Charges" is defined as cash interest, scheduled payments on debt, unfunded cash distributions and unfunded capital expenditures.

•	The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
As at December 31, 2019, we were in compliance with our financial covenants. The Senior Leverage Ratio was 1.72:1, in compliance with the maximum 3.0:1. The Fixed Charge Coverage Ratio was 1.24:1, in compliance with the minimum of 1.15:1.
Borrowing activity under the Company Credit Facility
As at December 31, 2019, there was $190.0 million borrowed against the Company Credit Facility along with $0.9 million in issued letters of credit under the Company Credit Facility (December 31, 2018 - $192.0 million and $0.9 million, respectively) and the unused borrowing availability was $109.1 million (December 31, 2018 - $107.1 million).
Outstanding Share Data
Common Shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at February 14, 2020, there were 27,549,778 voting common shares outstanding, which included 1,669,546 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,502,912 common shares, including 1,725,467 common shares classified as treasury shares at December 31, 2019). We had no non-voting common shares outstanding on any of the foregoing dates.
Options
As at December 31, 2019, there were an aggregate of 238,600 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 238,600 voting common shares.
Convertible Debentures
On March 20, 2019, we issued $55.0 million in aggregate principal amount of 5.00% convertible unsecured subordinated debentures, which mature on March 31, 2026, of which $55.0 million remain outstanding as at February 14, 2020. On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures which mature on March 31, 2024, of which $38.6 million remain outstanding as at February 14, 2020. The 5.50% convertible debentures are not redeemable prior to March 31, 2020 and the 5.00% convertible debentures are not redeemable. The convertible debentures are redeemable under certain conditions after a change in control has occurred. On or after March 31, 2020, the 5.50% convertible debentures are redeemable at the option of the Company, in whole or in part at a redemption price equal to the principal amount provided the market price of the common shares is at least 125% of the conversions price (or $13.56); and on or

26 NORTH AMERICAN CONSTRUCTION GROUP

after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest to the redemption date. The 5.00% debentures and 5.50% debentures are collectively referred to as the "convertible debentures". Interest on the convertible debentures is payable semi-annually on March 31 and September 30 of each year.
If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	March 15, 2017	March 31, 2024	$10.85	$92.1659	$2,133
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Backlog
The following summarizes our non-GAAP reconciliation of anticipated backlog as at December 31, 2019 and the preceding three quarters, as well as revenue generated from backlog for each quarter:

(dollars in thousands)	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
Unsatisfied performance obligations per financial statements	$75,378	$29,830	$112,922	$84,508
Add: undefined committed volumes	1,012,646	1,278,812	1,334,164	1,381,008
Anticipated backlog	$1,088,024	$1,308,642	$1,447,086	$1,465,516

Revenue generated from backlog during the three month period	$135,551	$87,513	$108,532	$132,153
As at December 31, 2019, we expect that $329.0 million of our anticipated backlog reported above will be performed over the balance of 2020.
Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. The mix amongst these contract types varies year-by-year. Our definition of backlog results in the exclusion of a range of services to be provided under cost-plus and time-and-materials contracts performed under master services agreements and multiple use contracts where scope is not clearly defined.
Unpriced Contract Modifications
Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.
Contract change management processes require that we obtain change orders from our clients approving scope and/or price adjustments to the contracts. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute with a customer, we assess the legal enforceability of the change to determine if a contract modification exists. We consider a contract modification to exist when the modification either creates new or changes existing enforceable rights and obligations.
If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.
We have constrained the variable consideration related to unpriced contract modifications, which is not unusual for this type of variable consideration. Significant judgement is involved in determining if a variable consideration amount should be constrained. The constrained variable consideration is limited to the amount that would not result in a risk of significant reversal of revenue (i.e. it is highly probable that a significant revenue reversal will not occur).

MANAGEMENT'S DISCUSSION AND ANALYSIS 27

In applying this constraint, we consider both the likelihood of a revenue reversal arising from an uncertain future event, and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

•	The amount of consideration is highly susceptible to factors outside our influence, such as judgement of actions of third parties, and weather conditions;

•	The length of time between the recognition of revenue and the expected resolution;

•	Our experience with similar circumstances and similar customers, specifically when such items have predictive value;

•	Our history of resolution and whether that resolution includes price concessions or changing payment terms; and

•	The range of possible consideration amounts.
During the year ended December 31, 2019, we recognized revenue from variable consideration related to unpriced contract modifications of $4.9 million (December 31, 2018 - $0.3 million).
As at December 31, 2019, we had $5.3 million of unresolved unpriced contract modifications on our balance sheet. This compares to $7.5 million of unresolved unpriced contract modifications recorded as at December 31, 2018. We are working with our customers in accordance with the terms of our contracts to come to agreement on additional amounts, if any, to be paid to us with respect to these variable consideration amounts.
Capital Strategy
Our capital strategy continues to focus on increasing shareholder value and reducing our cost of debt. Our capital strategy activities for the past few years have included significantly restructuring our total debt, lowering our average cost of debt, purchasing and subsequently canceling more than 31% of our voting common shares (since the start of our NCIB programs) and increasing the borrowing flexibility and capacity of the Company Credit Facility. Building on these prior year successes, we took the following actions in 2019:

•	To fund future growth opportunities, on March 20, 2019, we issued $55.0 million in aggregate principal amount of 5.00% convertible unsecured subordinated debentures.

•	On August 7, 2019, we changed our dividend policy to increase our regular dividend from $0.08 per common share per year to $0.16 per common share per year.

•
We continued to drive down our cost of debt by leveraging the leasing capacity and competitive pricing provided by our equipment leasing partners to finance $28.1 million of new and used equipment through finance leases (including equipment financed through sale and leasebacks account).

•
Continued to maintain voting common shares in the trust established for the future settlement of units issued under certain of our stock-based compensation plans. Our treasury shares, purchased well in advance of our stock-based compensation settlement dates, have a positive impact on shareholder dilution and future cash costs.

We continue to take advantage of the Company Credit Facility to deal with working capital demands to build on our flexibility to be more competitive with our pricing of proposed bids and contracts. Our total debt is $412.1 million at December 31, 2019, compared to $384.3 million at December 31, 2018. Annual free cash flow of $25.6 million was used to partially fund growth capital spending of $45.8 million.
For a complete discussion on these activities see "Outstanding Share Data" in this MD&A.
Related Parties
A director was also the President and Chief Executive Officer of a business that subleases space from us. The sublease was entered into several years before the director's appointment. During the year ended December 31, 2019, we recorded $235, of sublease proceeds (December 31, 2018 - $315). As of December 31, 2019, the director is no longer an officer of the business that subleases space from us.
Nuna
We entered into related party transactions through a number of affiliates and joint ventures that involve providing or receiving services in the normal course of business.

28 NORTH AMERICAN CONSTRUCTION GROUP

In June of 2019, the Company purchased heavy equipment from the NL Partnership for $1,300 settled in cash.
The following table provides the total dollar amount for income statement transactions that have been entered into with Nuna and its affiliates during the year ended:

	December 31, 2019	December 31, 2018
Revenue	$597	$677
Management fee revenue	2,482	345
Our revenue generated from joint ventures and affiliates are related to heavy construction and mining services. We receive management fee revenue from its investment in joint ventures and affiliates pursuant management agreements in place for certain services provided. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties
The following table provides the balance sheet balances with related parties:

	December 31, 2019	December 31, 2018
Accounts receivable	$1,202	$3,074
Accounts payable and accrued liabilities	251	13
Accounts receivable and accounts payable and accrued liabilities amounts are unsecured and without fixed terms of repayment. Accounts receivable from Met/Nuna Joint Venture, Nuna East Ltd. and Nuna Pang Contracting Ltd. bear interest at various rates. All other accounts receivable amounts from joint ventures and affiliates are non-interest bearing.
OUTLOOK
We believe that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet and pursue opportunities to continue our top tier growth profile. As mentioned previously, we maintain our expectation of reducing total debt by $150 million from 2019 to 2021. Our confidence in this positive outlook is underpinned by the fact that the majority of the revenue will be derived from foundational work linked to oil sands production. We will continue to capitalize on incremental organic growth and will be focusing on geographical and customer diversification as opportunities arise.
As illustrated in the investor presentation that accompanies this annual report, we expect adjusted EBITDA and adjusted earnings for 2020 to be in the ranges $190 to $215 million, $1.90 to $2.30 per share respectively.
We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets. We intend to limit our 2020 sustaining capital expenditures to approximately $95 million to $115 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements. At this time, we believe our 2020 growth capital spending could range from $30 million to $40 million to capitalize on near-term opportunities in the Canadian oil sands.
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.
Significant estimates and judgments made by us include:

•
the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	the determination of whether an acquisition meets the definition of a business combination;

MANAGEMENT'S DISCUSSION AND ANALYSIS 29

•	the fair value of the assets acquired and liabilities assumed as part of an acquisition;

•	the evaluation of whether we are a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate;

•	assumptions used in impairment testing; and

•
estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

Actual results could differ materially from those estimates.
The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed “bottom up” approach and we believe our experience allows us to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the "Significant accounting policies" section of our consolidated financial statements for year ended December 31, 2019 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Adoption of New US GAAP Lease Standard
Effective January 1, 2019, we adopted the new US GAAP standard for leases, "Accounting Standard Codification ("ASC") 842 - Leases" ("Topic 842"), which replaces the previous standard, "ASC 840 - Leases" ("Topic 840"). The new standard provides a right-of-use "ROU" model which requires most leases to be recognized on the balance sheets. We updated our lease recognition process to align with the new standard which resulted in the recognition of ROU assets and liabilities related to operating leases on our consolidated balance sheets.
We adopted the standard using the “Modified Retrospective” method where the cumulative effect adjustment is recognized to the opening balance of equity at January 1, 2019, therefore, the comparative information has not been adjusted and continues to report under Topic 840. We elected not to reassess whether expired or existing contracts contain leases under the new definition of a lease, not to reassess lease classification for expired or existing leases and not to reassess whether previously capitalized initial direct costs would qualify for capitalization under Topic 842. In addition, we elected to use hindsight when considering the likelihood that lessee options to extend or terminate a lease or purchase the underlying assets will be exercised.

30 NORTH AMERICAN CONSTRUCTION GROUP

The adoption of this new standard had an impact on our consolidated balance sheets and resulted in the recognition of operating lease right-of-use assets of $16.0 million, current portion of operating lease liabilities of $3.4 million and operating lease liabilities of $14.0 million on January 1, 2019. ROU assets are net of $1.4 million related to deferred lease inducements which were previously included in other long-term obligations. However, there was no adjustment to opening equity at January 1, 2019.
Notable terminology and accounting changes as a result of the implementation of Topic 842 include:

•
Operating right-of-use assets - Included on the consolidated balance sheets are operating right-of-use assets, which represents our right to use the underlying asset over the lease term on leases classified as operating leases.

•
Operating lease liabilities - Included on the consolidated balance sheets are the current portion of operating lease liabilities and operating lease liabilities, which represent the lease liabilities over the lease term on leases classified as operating leases.

•
Finance leases - Included on the consolidated balance sheets are the current portion of finance leases and finance leases, which were previously referred to as "current portion of capital leases" and "capital leases", respectively.

•
Financing obligations - Included in “Note 12 - Long-term debt” of the notes to consolidated financial statements are financing obligations which represent sale and leaseback transactions in which control of the asset never transferred, therefore the obligation is accounted for as a financing transaction rather than a finance lease.

The adoption of Topic 842 includes the requirement for additional disclosures in our consolidated financial statements. The Financial Accounting Standards Board ("FASB") objectives of issuing this new standard are to provide financial statement users with sufficient information to understand the nature, timing and uncertainty of cash flows arising from leases. As prescribed by Topic 842, we have added "Note 10 - Leases" to our consolidated financial statements to meet the FASB objectives. This note contains the following sections:

•	Lease expenses and income - information about the expenditures and income related to leases during the period.

•
Supplemental balance sheet information - information about the weighted-average term of leases, weighted-average interest rate of leases and the carrying amount of the finance lease right-of-assets represented by the "Net book value of property, plant, and equipment under finance lease."

•	Maturity analysis - information about the future expected cash flows arising from leases.
Issued Accounting Pronouncements Not Yet Adopted

•	Fair value measurement

◦
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This ASU will be effective January 1, 2020 with early adoption permitted. We are assessing the impact that the adoption of this standard will have on our consolidated financial statements.

•	Internal use software

◦
In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This ASU will be effective January 1, 2020 with early adoption permitted. We are assessing the impact that the adoption of this standard will have on our consolidated financial statements.

•	Related party guidance for variable interest entities

◦
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This ASU will be effective January 1, 2020. We are assessing the impact that the adoption of this standard will have on our consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS 31

•	Financial instruments - credit losses

◦
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard is effective January 1, 2020 with early adoptions permitted. We are is assessing the impact the adoption of this standard will have on its consolidated financial statements.

For a complete discussion of accounting pronouncements, see the "Recent accounting pronouncements" section of our consolidated financial statements for the year ended December 31, 2019 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Non-GAAP Financial Measures
A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "adjusted net earnings", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "equity investment depreciation and amortization", "adjusted EPS", "margin", "total debt", "net debt", "senior debt", "cash provided by operating activities prior to change in working capital", "free cash flow", "backlog", "growth capital", "sustaining capital", "capital expenditures, net", "capital additions" and "capital inventory". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation. We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.
"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization from our affiliates and joint ventures accounted for using the equity method.
We believe that adjusted EBIT and adjusted EBITDA are meaningful measures of business performance because they exclude items that are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.

32 NORTH AMERICAN CONSTRUCTION GROUP

As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example adjusted EBITDA does not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", or "adjusted EBITDA margin". We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); and (iii) convertible unsecured subordinated debentures, (iv) mortgage, (v) promissory notes, and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Free cash flow" is defined as cash from operations less cash used in investing activities (including finance lease additions but excluding cash used for growth capital expenditures, cash used for / provided by acquisitions and proceeds from equipment sale and leaseback). We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 16 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where there is no defined volume.
We have set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $1.0 million. In the event that our definition of backlog differs from the US GAAP defined "remaining performance obligations" we will provide a reconciliation between the US GAAP and non-GAAP values.
We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying job scope, value and timing. However, it should be noted that our long-term contracts typically allow our customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS 33

Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of cost-plus and time-and-material contracts performed under master service agreements or master use contracts where scope is not clearly defined. While contracts exist for a range of services to be provided under these service agreements, the work scope and value are not clearly defined.
“Growth capital” is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset. These expenditures result in a meaningful increase to earnings and cash flow potential.
“Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Capital expenditures, net" is defined as growth capital and sustaining capital.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
We believe net capital expenditures and capital additions are a meaningful measure to assess resource allocation.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2019 such disclosure controls and procedures were effective.
Management's report on internal control over financial reporting
Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of December 31, 2019, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2019, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

34 NORTH AMERICAN CONSTRUCTION GROUP

Material changes to internal controls over financial reporting
There have been no material changes to internal controls over financial reporting during the year ended December 31, 2019.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “possible”, "predict", “will” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•
Our anticipation that we will likely have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2019 from existing cash balances, cash provided by operating activities and borrowings under the Company Credit Facility.

•	Our expectation that $329.0 million of our anticipated backlog will be performed over the balance of 2020.

•	Our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet and pursue opportunities to continue our top tier growth profile.

•	Our expectation that we will reduce total debt by $150 million from 2019 to 2021.

•	Our expectation that over 75% of the revenue will be derived from work linked to oil sands production.

•	Our expectation that Adjusted EBITDA and adjusted earnings for 2020 will be in the ranges $190 to $215 million and $1.90 to $2.30 per share respectively.

•	Our belief that our 2020 growth capital spending could range from $30 million to $40 million to capitalize on opportunities in the Canadian oil sands.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.
There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.
These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" and "Risk Factors" below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the

MANAGEMENT'S DISCUSSION AND ANALYSIS 35

"Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	oil prices remaining stable and not dropping significantly in 2020;

•	the Canadian dollar not significantly appreciating in 2020;

•	oil sands production continuing to be resilient to drops in oil prices due to our customer's desire to lower their operating cost per barrel;

•	continuing demand for heavy construction and earthmoving services, including in non-oil sands projects;

•
continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;

•	our ability to maintain our expenses at current levels in proportion to our revenue;

•	work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;

•	our customers' ability to pay in timely fashion;

•	the oil sands continuing to be an economically viable source of energy;

•	our customers and potential customers continuing to outsource activities for which we are capable of providing services;

•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our continued ability to access sufficient funds to meet our funding requirements;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continuing to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

36 NORTH AMERICAN CONSTRUCTION GROUP

Risk Factors
The following are the key risk factors that affect us and our business. These factors could materially and adversely affect our operating results and could cause actual results to differ materially from those described in forward-looking statements.

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Availability of Skilled Labour. The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The resulting competition for labour may limit our ability to take advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavors on a going forward basis. We believe that our union status, size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.

•
Cashflow, Liquidity and Debt. As of December 31, 2019 we had $412.1 million of total debt outstanding. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity and a reduction in the cost of our debt over the past three years, our current indebtedness may:

•	limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;

•	limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;

•	limit our ability to post surety bonds required by some of our customers;

•	place us at a competitive disadvantage compared to competitors with less debt;

•	increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

•
increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.

Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

•
Foreign Exchange. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. As such, we are exposed to the risk of fluctuations in foreign exchange rates. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.

•
Competition. We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margin are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.

•
Customer Outsourcing. Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

•
Equipment Utilization. Our business depends on our fleet being operable and in ready-to-work condition. We often operate in conditions that inflict a high degree of wear on our equipment. If we are unable to maintain our fleet so as to obtain our planned utilization rates, or if we are required to expend higher than expected amounts on maintenance or to rent replacement equipment at high rates due to equipment breakdowns, our operating

MANAGEMENT'S DISCUSSION AND ANALYSIS 37

revenues and profits will be adversely impacted. We endeavor to mitigate these risks through our maintenance planning and asset management processes and procedures, though there is no assurance that we can anticipate our future equipment utilization rates with certainty.

•
Customer Concentration. Most of our revenue comes from the provision of services to a small number of major oil sands mining companies. Revenue from our four largest customers represented approximately 95% and 89% of our total revenue for the years ended December 31, 2019 and 2018, respectively, and those customers are expected to continue to account for a significant percentage of our revenues in the future. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Our long-term contracts typically allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Our contracts also generally allow the customer to terminate the contract without cause and, in many cases, with minimal or no notice to us. The loss of or significant reduction in business with one or more of our major customers could have a material adverse effect on our business and results of operations.

•
Capital Investment by Our Customers. Most of our customers are Canadian energy companies and our success is therefore highly reliant on a robust Canadian energy industry and continued capital investment. Due to the amount of capital investment required to build an oil sands project, or construct significant capital expansion to an existing project, investment decisions by oil sands operators are based upon long-term views of the economic viability of the project. Economic viability is dependent upon the anticipated revenues the capital project will produce, the anticipated amount of capital investment required and the anticipated fixed cost of operating the project. The most important consideration is the customer's view of the long-term price of oil, which is influenced by many factors, including the condition of developed and developing economies and the resulting demand for oil and gas, the level of supply of oil and gas, the actions of the Organization of Petroleum Exporting Countries ("OPEC"), government regulation, political conditions in oil producing nations, including those in the Middle East, war or the threat of war in oil producing regions and the availability of fuel from alternate sources. If our customers believe the long-term outlook for the price of oil is not favourable, or believe oil sands projects are not viable for any other reason, they may delay, reduce or cancel plans to construct new oil sands capital project or capital expansions to existing projects. Other factors may affect our customer’s willingness to undertake capital expenditures, which include but are not limited to, general market volatility, global economic conditions affecting worldwide capital markets, technological advancements making alternate sources of energy more viable, challenges in obtaining environmental permits, shortage of skilled workers, cost overruns on other existing projects, lack of sufficient infrastructure to support growth, introduction of onerous “green” legislation, negative perception of the Alberta oil sands and a shortage of sufficient pipeline and railway capacity to transport production to major markets.

•
Backlog. There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.

•
Labour Disputes. Substantially all of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.

•
Internal Controls. Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are mitigated. See the section entitled “Internal Systems and Processes” in our MD&A for further details.

•
Health and Safety. We are subject to, and comply with, all health and safety legislation applicable to our operations. We have a comprehensive health and safety program designed to ensure our business is

38 NORTH AMERICAN CONSTRUCTION GROUP

conducted in a manner that protects both our workforce and the general public. Despite our past success, there can be no guarantee that we will be able to maintain our high standards and level of health and safety performance. An inability to maintain excellent safety performance could adversely affect our business by customers reducing existing work in response and by hampering our ability to win future work.

•
Short-notice Reductions in Work. We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost effective manner. In the past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers’ processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.

•
Lump-sum and Unit-price Contracts. Approximately 52%, 62% and 65% of our revenue for the years ended December 31, 2019, 2018 and 2017, respectively, was derived from lump-sum and unit-price contracts. Lump-sum and unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:

•	site conditions differing from those assumed in the original bid;

•	the availability and cost of skilled workers;

•	the availability and proximity of materials;

•	unfavourable weather conditions hindering productivity;

•	equipment availability, productivity and timing differences resulting from project construction not starting on time; and

•	the general coordination of work inherent in all large projects we undertake.
Further, under lump-sum contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of lump-sum and unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.

•
Resolution of Claims. Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. Included in our revenues is a total of $0.3 million relating to disputed claims or unapproved change orders. Although we believe that we are entitled to such revenue and that we will collect such revenue, if we are not able to resolve these claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit.

•
Heavy Equipment Demand. As our work mix changes over time we adjust our fleet to match anticipated future requirements. This involves both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted

MANAGEMENT'S DISCUSSION AND ANALYSIS 39

to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.

•
Leasing Cost and Availability. A portion of our equipment fleet is currently leased from third parties. Other future projects may require us to lease additional equipment. If equipment lessors are unable or unwilling to provide us with reasonable lease terms within our expectations, it will significantly increase the cost of leasing equipment or may result in more restrictive lease terms that require recognition of the lease as a finance lease.

•
Integration. There can be no assurance that we will maximize or realize the full potential of any of our acquisitions. A failure to successfully integrate acquisitions and execute a combined business plan could materially impact our financial results.

•
Price Escalators. Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts. In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term contracts.

•
Cyber Security and Information Technology Systems. We utilize information technology systems for some of the management and operation of our business and are subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of our information technology systems by external or internal sources. Although we have policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of our security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to our business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. We attempt to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third-parties, hiring qualified employees to manage our systems, conducting periodic audits and reviewing and updating policies, controls and procedures when appropriate. To date, we have not been subject to a cyber security breach that has resulted in a material impact on its business or operations; however, there is a possibility that the measures we take to protect our information technology systems may not be effective in protecting against a specific breach in the future.

•
Management. Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that we will be successful in identifying, recruiting or retaining such personnel.

•
Impact of Extreme Weather Conditions and Natural Disasters. Extreme weather conditions or natural disasters, such as fires, floods and similar events, may cause delays in the progress of our work, which to the extent that such risk is not mitigated through contractual terms, may result in loss of revenues while certain costs continue to be incurred. Such delays may also lead to incurring additional non-compensable costs, including overtime work, that are necessary to meet customer schedules. Delays in the commencement of a project due to extreme weather or natural disaster may also result in customers choosing to defer or even cancel planned projects entirely. Such events may also impact the availability and cost of equipment, parts, labour or other inputs to our business that could have a material adverse effect on our financial position.

•
Climate Change Laws and Regulations. Climate change continues to attract considerable public and regulatory attention, with greenhouse gas emission regulations becoming more commonplace and stringent. Government action intended to address climate change may involve both economic instruments such as carbon taxation as well as restrictions on certain sectors such as cap-and-trade schemes. Certain jurisdictions in which we operate impose carbon taxes on significant emitters and there is a possibility of similar taxation in other jurisdictions in the future. Our cost of business may rise and we may be required to purchase new equipment to

40 NORTH AMERICAN CONSTRUCTION GROUP

reduce emissions in order to comply with new regulatory standards or to mitigate the financial impact of carbon taxation. Other government restrictions on certain market sectors, such as oil sands, could also adversely impact current or potential clients resulting in a reduction of available work.
ADDITIONAL INFORMATION
Corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8.
Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS 41

Management’s Report

The accompanying consolidated financial statements and all of the information in Management’s Discussion and Analysis (“MD&A”) are the responsibility of management of the Company. The consolidated financial statements were prepared by management in accordance with U.S. generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 2 to the consolidated financial statements. Certain amounts in the consolidated financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the consolidated financial statements is the responsibility of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for approval of the consolidated financial statements. The board carries out this responsibility through its Audit Committee. The Board has appointed an Audit Committee comprising all independent directors. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and the Independent Auditors’ Report of Registered Public Accounting Firm on the financial statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the consolidated financial statements with management and discussed the appropriateness of the accounting principles as applied and significant judgments and estimates affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors, the appropriateness of those principles as applied and the judgments and estimates noted above. The consolidated financial statements and the MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of North American Construction Group Ltd.

The consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Professional Accountants. The Independent Auditors’ Report of Registered Public Accounting Firm on the financial statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as of December 31, 2019. The details of this evaluation and conclusion are documented in the MD&A.

KPMG LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2019, has also issued a report stating its opinion that the Company has maintained effective internal control over financial reporting as of December 31, 2019 based on the criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Martin Ferron	Jason Veenstra
Chief Executive Officer	Executive Vice President & Chief Financial Officer
February 19, 2020	February 19, 2020

42 NORTH AMERICAN CONSTRUCTION GROUP

KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of North American Construction Group Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited North American Construction Group Ltd.’s (the “Company’s”) internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 19, 2020 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP
CONSOLIDATED FINANCIAL STATEMENTS 43

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Edmonton, Canada
February 19, 2020

44 NORTH AMERICAN CONSTRUCTION GROUP

KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of North American Construction Group Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of North American Construction Group Ltd., Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP
CONSOLIDATED FINANCIAL STATEMENTS 45

Chartered Professional Accountants

We have served as the Company's auditor since 1998.

Edmonton, Canada

February 19, 2020

46 NORTH AMERICAN CONSTRUCTION GROUP

Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	Note	2019	2018
Assets
Current assets
Cash		$5,544	$19,508
Accounts receivable	6	66,746	82,399
Contract assets	16(c)	19,193	10,673
Inventories	2(k)	21,649	13,391
Prepaid expenses and deposits		4,245	3,736
		117,377	129,707
Property, plant and equipment, net of accumulated depreciation $276,185 (2018 – $248,885)	7	587,729	528,157
Operating lease right-of-use assets	3, 10	21,841	—
Other assets		7,142	10,876
Investments in affiliates and joint ventures	11(a)	42,908	11,788
Deferred tax assets	8	15,655	9,272
Total assets		$792,652	$689,800
Liabilities and shareholders' equity
Current liabilities
Accounts payable		$88,201	$63,460
Accrued liabilities	9	17,560	19,157
Contract liabilities	16(c)	23	4,032
Current portion of long-term debt	12	18,514	29,996
Current portion of finance lease obligations (current portion of capital lease obligations as at December 31, 2018)	3, 10	29,206	32,250
Current portion of operating lease liabilities	3, 10	3,799	—
		157,303	148,895
Long-term debt	12	313,443	265,962
Finance lease obligations (capital lease obligations as at December 31, 2018)	3, 10	47,072	54,318
Operating lease liabilities	3, 10	17,710	—
Other long-term obligations	14	24,504	25,623
Deferred tax liabilities	8	52,501	44,787
		612,533	539,585
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2019 - 27,502,912 (December 31, 2018 – 27,088,816))	15(a)	225,966	221,773
Treasury shares (December 31, 2019 - 1,725,467 (December 31, 2018 - 2,084,611))	15(a)	(15,911)	(11,702)
Additional paid-in capital		49,919	53,567
Deficit		(79,855)	(113,917)
Shareholders' equity attributable to common shareholders		180,119	149,721
Noncontrolling interest	11(a)	—	494
		180,119	150,215
Total liabilities and shareholders' equity		$792,652	$689,800
Contingencies	23

Approved on behalf of the Board

/s/ Martin R. Ferron	/s/ Bryan D. Pinney
Martin R. Ferron, Chairman of the Board	Bryan D. Pinney, Lead Director
See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS 47

Consolidated Statements of Operations and
Comprehensive Income
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	Note	2019	2018
Revenue	16	$719,067	$410,061
Project costs		277,646	152,943
Equipment costs	2(k)	243,427	129,692
Depreciation		101,582	58,350
Gross profit		96,412	69,076
General and administrative expenses		36,934	37,110
Loss on sublease		—	1,732
Gain on disposal of property, plant and equipment		(31)	(158)
Amortization of intangible assets		711	412
Operating income before the undernoted		58,798	29,980
Interest expense, net	17	21,623	8,584
Equity earnings in affiliates and joint ventures	11(a)	(2,780)	(60)
Foreign exchange (gain) loss		(36)	39
Income before income taxes		39,991	21,417
Current income tax expense	8	13	—
Deferred income tax expense	8	2,845	6,096
Net income and comprehensive income		37,133	15,321
Net income attributable to noncontrolling interest	11(a)	(255)	(35)
Net income and comprehensive income available to shareholders		$36,878	$15,286

Per share information
Basic net income per share	15(b)	$1.45	$0.61
Diluted net income per share	15(b)	$1.23	$0.54
See accompanying notes to consolidated financial statements.

48 NORTH AMERICAN CONSTRUCTION GROUP

Consolidated Statements of Changes in Shareholders’
Equity
(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Shareholders' equity attributable to common shareholders	Noncontrolling interest	Total equity
Balance at December 31, 2017	$231,020	$(12,350)	$54,416	$(127,162)	$145,924	$—	$145,924
Adoption of accounting standards	—	—	—	(45)	(45)	—	(45)
Net income and comprehensive income available to shareholders	—	—	—	15,286	15,286	35	15,321
Exercise of stock options	1,704	—	(681)	—	1,023	—	1,023
Stock-based compensation	—	5,720	(1,603)	—	4,117	—	4,117
Dividends ($0.08 per share)	—	—	—	(1,996)	(1,996)	—	(1,996)
Share purchase program	(10,975)	—	1,435	—	(9,540)	—	(9,540)
Purchase of treasury shares	—	(5,072)	—	—	(5,072)	—	(5,072)
Conversion of convertible debentures	24	—	—	—	24	—	24
Distributions to affiliates and joint venture partners	—	—	—	—	—	459	459
Balance at December 31, 2018	$221,773	$(11,702)	$53,567	$(113,917)	$149,721	$494	$150,215
Net income and comprehensive income available to shareholders	—	—	—	36,878	36,878	255	37,133
Exercise of stock options	3,248	—	(1,295)	—	1,953	—	1,953
Stock-based compensation	—	6,178	(2,353)	—	3,825	—	3,825
Dividends ($0.12 per share)	—	—	—	(3,066)	(3,066)	—	(3,066)
Purchase of treasury shares	—	(10,387)	—	—	(10,387)	—	(10,387)
Conversion of convertible debentures	945	—	—	—	945	—	945
Distributions to (from) affiliates and joint venture partners	—	—	—	250	250	(280)	(30)
Effect of change in presentation of NL Partnership	—	—	—	—	—	(469)	(469)
Balance at December 31, 2019	$225,966	$(15,911)	$49,919	$(79,855)	$180,119	$—	$180,119
See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS 49

Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in thousands of Canadian Dollars)

	Note	2019	2018
Cash provided by (used in):
Operating activities:
Net income and comprehensive income		$37,133	$15,321
Adjustments to reconcile to net cash from operating activities:
Depreciation		101,582	58,350
Amortization of intangible assets		711	412
Lease inducement received		—	1,412
Amortization of deferred financing costs	17	969	539
Loss on sublease		—	1,732
Gain on disposal of property, plant and equipment		(31)	(158)
Stock-based compensation expense	18	9,443	11,532
Cash settlement of directors' deferred share unit plan	18(c)	(5,084)	—
Equity earnings in affiliates and joint ventures	11(a)	(2,780)	(60)
Dividends received from affiliates and joint ventures		4,382	—
Other adjustments to cash from operating activities		255	17
Deferred income tax expense	8	2,845	6,096
Net changes in non-cash working capital	19(b)	8,519	14,178
		157,944	109,371
Investing activities:
Acquisition of heavy construction fleet and related assets	5	—	(151,180)
Investment in affiliates and joint ventures, net of cash acquired		—	(31,911)
Cash reclassification to investments in affiliates and joint ventures from change in presentation of NL Partnership	11(a)	(10,630)	—
Purchase of property, plant and equipment		(157,026)	(81,078)
Additions to intangible assets		(422)	(380)
Proceeds on disposal of property, plant and equipment		4,462	36,274
Additions to other long-term receivable		—	(619)
Net repayments of loans to affiliates and joint venture partners		2,938	280
		(160,678)	(228,614)
Financing activities:
Proceeds from long-term debt	12	227,750	267,900
Repayment of long-term debt	12	(186,881)	(88,750)
Financing costs		(2,689)	(848)
Repayment of finance lease obligations		(38,160)	(32,142)
Distribution paid to noncontrolling interest of affiliates		(280)	—
Dividend payments	15(d)	(2,536)	(2,006)
Proceeds from exercise of stock options		1,953	1,023
Share purchase programs		—	(9,540)
Purchase of treasury shares	15(a)	(10,387)	(5,072)
		(11,230)	130,565
(Decrease) increase in cash		(13,964)	11,322
Cash, beginning of year		19,508	8,186
Cash, end of year		$5,544	$19,508
Supplemental cash flow information (note 19(a))
See accompanying notes to consolidated financial statements.

50 NORTH AMERICAN CONSTRUCTION GROUP

Notes to Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the “Company”), was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 primarily in western Canada providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
a) Basis of presentation
These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian and United States incorporated subsidiaries and, via certain of its subsidiaries, the Company also holds investments in other Canadian corporations, partnerships and joint ventures. All significant intercompany transactions and balances are eliminated upon consolidation.
The Company consolidates variable interest entities (“VIE”) for which it is considered to be the primary beneficiary as well as voting interest entities in which it has a controlling financial interest as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, and related standards. Ownership represented by other parties that do not control the entities are presented in the consolidated financial statements as activities and balances attributable to noncontrolling interests.
Investees and joint ventures over which the Company exercises significant influence are accounted for using the equity method and are included in “investments in affiliates and joint ventures” within the accompanying consolidated balance sheets. The Company has elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method.
b) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates and judgments made by management include:

•
the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	the determination of whether an acquisition meets the definition of a business combination;

•	the fair value of the assets acquired and liabilities assumed as part of an acquisition;

•	the evaluation of whether the Company is a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate;

•	assumptions used in impairment testing; and

•
estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

CONSOLIDATED FINANCIAL STATEMENTS 51

The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed “bottom up” approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
c) Revenue recognition
The Company's revenue source falls into one of two categories: construction services or operations support.
Construction services are related to mine development or expansion projects and are generally funded from customers' capital budgets. The Company provides construction services under lump-sum, unit-price, time-and materials and cost-plus contracts. When the commercial terms are lump-sum and unit-price, the contract scope and value is typically defined. Time-and-materials and cost-plus contracts are generally undefined in scope and total price. Operations support services revenue is mainly generated under long-term site-services agreements with the customers (master service agreement and multiple use contracts). Such agreements typically do not include a commitment to the volume or scope of services over the life of the contract. Work under the agreement is instead awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule.
Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration including the constraint.
The Company’s invoicing frequency and payment terms are in accordance with negotiated customer contracts. Customer invoicing can range between daily and monthly and payment terms generally range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the Company does not expect the period between customer payment and transfer of control to exceed one year. The Company does not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.
The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance and the collectability of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than

52 NORTH AMERICAN CONSTRUCTION GROUP

one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company's contracts with defined scope include one significant integrated service, where the Company is responsible for ensuring the individual goods and services are incorporated into one combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.
The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the mostly likely amount, constrained to an amount that it is probable a significant reversal will not occur. Significant judgement is involved in determining if a variable consideration amount should be constrained. In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

•	The amount of consideration is highly susceptible to factors outside the Company’s influence, such as judgement of actions of third parties and weather conditions;

•	The length of time between the recognition of revenue and the expected resolution;

•	The Company’s experience with similar circumstances and similar customers, specifically when such items have predictive value;

•	The Company’s history of resolution and whether that resolution includes price concessions or changing payment terms; and

•	The range of possible consideration amounts.
The Company's performance obligations are typically satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company’s performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the consolidated balance sheets and amortized over the life of the project. These costs are excluded from the cost-to- cost calculation.
The Company has elected to apply the ‘as-invoiced’ practical expedient to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.
The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expenses as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.
Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if a contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.

CONSOLIDATED FINANCIAL STATEMENTS 53

Most contract modifications are for goods and services that are not distinct from the existing contract due to the significant integrated service provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.
The Company’s long-term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue.
d) Balance sheet classifications
A one-year time period is typically used as the basis for classifying current assets and liabilities. However, there is a possibility that amounts receivable and payable under construction contracts (principally holdbacks) may extend beyond one year and would be included in current assets and liabilities.
e) Cash
Cash includes cash on hand and bank balances net of outstanding cheques.
f) Accounts receivable and contract assets
Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends prior to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.
Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to (i) revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and (ii) revenue recognized from variable consideration related to unpriced contract modifications.
The Company reviews its accounts receivable amounts regularly and outstanding amounts are written down to their expected realizable value when they are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have not been successful. Bad debt expense is charged to project costs in the consolidated statements of operations and comprehensive income in the period the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience. The Company reviews its contract assets regularly and assesses any amounts that are not billed within the next billing cycle to confirm collectability.

54 NORTH AMERICAN CONSTRUCTION GROUP

g) Contract costs
The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the consolidated balance sheets. Capitalized costs are amortized based on the transfer of goods or services to which the assets relate and are included in project costs. Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs as an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less. Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs.
h) Remaining performance obligations
Remaining performance obligation represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. The Company's long-term contracts typically allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced (note 16(e)).
i) Contract liabilities
Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts.
j) Allowance for doubtful accounts
The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.
k) Inventories
Inventories are carried at the lower of cost and net realizable value, and consist primarily of tracks, track frames, fuel and lubricants. Cost is determined using the weighted-average method.
During the second quarter of 2019, management performed a comprehensive review of its inventory accounting policy and determined that certain parts initially expensed upon purchase should instead be recorded as inventory when acquired and expensed when ultimately utilized. As a result, inventories reported in previous periods were understated by the amount of parts that remained on hand at the respective balance sheets date. Previously reported equipment costs were overstated by the net amount of any such inventory purchased in excess of amounts utilized in a given reporting period. The Company recorded an out-of-period correction to increase inventories and decrease equipment costs by $2,775 ($2,040 net of deferred tax) during the year ended December 31, 2019. Management concluded the impact of these adjustments were not material to any previously issued annual financial statements.
l) Property, plant and equipment
Property, plant and equipment are recorded at cost. The Company capitalizes interest incurred on debt during the construction of assets for the Company’s own use. The capitalization period covers the duration of the activities required to get the asset ready for its intended use, provided that expenditures for the asset have been made and interest cost incurred. Interest capitalization continues as long as those activities and the incurrence of interest cost continue.
Equipment under finance lease is recorded at the present value of minimum lease payments at the inception of the lease.

CONSOLIDATED FINANCIAL STATEMENTS 55

Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. The capitalized interest is amortized at the same rate as the respective asset. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate
Heavy equipment	Units of production	3,000 - 120,000 hours
Major component parts in use	Units of production	3,000 - 50,000 hours
Other equipment	Straight-line	5 - 10 years
Licensed motor vehicles	Straight-line	5 - 10 years
Office and computer equipment	Straight-line	4 - 10 years
Furnishings, fixtures and facilities	Straight-line	10 - 30 years
Buildings	Straight-line	10 - 50 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Land	No depreciation	No depreciation

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.
m) Intangible assets
Acquired intangible assets with finite lives are recorded at historical cost net of accumulated amortization and accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are recorded at cost based upon relative fair value as at the acquisition date. Costs incurred to increase the future benefit of intangible assets are capitalized.
Intangible assets with definite lives are amortized over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. Estimated useful lives of definite lived intangible assets and corresponding amortization method are:

Assets	Basis	Rate
Internal-use software	Straight-line	4 years
Customer contracts	Straight-line	1 - 2 years
Favourable land lease	Straight-line	27 years
Assembled workforce	Straight-line	5 years
Partnership relationship	Straight-line	5 years
Brand	Straight-line	5 years

n) Impairment of long-lived assets
Long-lived assets or asset groups held and used including property, plant and equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation or amortization expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the

56 NORTH AMERICAN CONSTRUCTION GROUP

process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.
o) Assets held for sale
Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.
A long-lived asset that is newly acquired and will be sold rather than held and used is classified as held for sale if the one year requirement is met and if the other requirements are expected to be met within a short period following the asset acquisition. Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the consolidated balance sheets. These assets are not depreciated.
Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.
p) Foreign currency translation
The functional currency of the Company and its subsidiaries is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.
q) Fair value measurement
Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
r) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

CONSOLIDATED FINANCIAL STATEMENTS 57

The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “General and administrative expenses” in the consolidated statements of operations and comprehensive income.
s) Stock-based compensation
The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 18(a). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement. Compensation expense is calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted-average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value was to be determined. The Company recognizes compensation cost over the three-year term in the consolidated statements of operations and comprehensive income, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.
The Company has a Performance Restricted Share Unit ("PSU") plan which is described in note 18(b). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and is based upon the improvement of total shareholder return ("TSR") as compared to a defined company Canadian peer group. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using the Monte Carlo model. At the maturity date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The Company intends to settle all PSUs with common shares purchased on the open market through a trust arrangement. The Company recognizes compensation cost over the three-year term of the PSU in the consolidated statements of operations and comprehensive income, with a corresponding increase to additional paid-in capital.
The Company has a Deferred Stock Unit (“DSU”) Plan which is described in note 18(c). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs and are settled in cash. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted-average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses on the consolidated statements of operations and comprehensive income. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.
The Company has a Share Option Plan which is described in note 18(d). The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.
As stock-based compensation expense recognized in the consolidated statements of earnings is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

58 NORTH AMERICAN CONSTRUCTION GROUP

t) Net income per share
Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period (see note 15(b)). Diluted net income per share is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury stock method and the if-converted method.
u) Leases
The Company determines whether a contract is or contains a lease at inception of the contract. At the lease commencement date, the Company recognizes a right-of-use ("ROU") asset and a lease liability. The ROU asset for operating and finance leases are included in operating lease right-of-use assets and property, plant and equipment, respectively, on the consolidated balance sheets. The lease liability for operating and finance leases are included in operating lease liabilities and finance lease obligations, respectively.
Operating and finance lease assets and liabilities are initially measured at the present value of lease payments at the commencement date. Subsequently, finance lease liabilities are measured at amortized cost using the effective interest rate method and operating lease liabilities are measured at the present value of unpaid lease payments.
As most of the Company’s operating lease contracts do not provide the implicit interest rate, nor can the implicit interest rate be readily determined, the Company uses its incremental borrowing rate as the discount rate for determining the present value of lease payments. The Company's incremental borrowing rate for a lease is the rate that the Company would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the lease implicit interest rate when it is determinable.
The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any period covered by options to extend (or not to terminate) the lease term when it is reasonably certain that the Company will exercise that option.
Lease payments are comprised of fixed payments owed over the lease term and the exercise price of a purchase option if the Company is reasonably certain to exercise the option. The ROU assets for both operating and finance leases are initially measured at cost, which consists of the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. Subsequently, the ROU assets for finance leases are amortized on a straight-line basis from the lease commencement date to the earlier of the end of its useful life or the end of the lease term. ROU asset depreciation expense is recognized and presented separately from interest expense on the lease liability through depreciation and interest expense, net, respectively. The ROU asset for operating leases is measured at the amortized value of the ROU asset. Amortization of the ROU asset is calculated as the current-period lease cost adjusted by the lease liability accretion to the then outstanding lease balance. Lease expense of the operating lease ROU asset is recognized on a straight-line basis over the remaining lease term through general and administrative expenses.
ROU assets for operating and finance leases are reduced by any accumulated impairment losses. The Company's existing accounting policy for impairment of long-lived assets is applied to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to be recognized.
The Company monitors for events or changes in circumstances that require a reassessment of one or more of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.
The Company generally accounts for contracts with lease and non-lease components separately. This involves allocating the consideration in the contract to the lease and non-lease components based on each component’s relative standalone price. For certain leases, the Company has elected to apply the practical expedient to account for the lease and non-lease components together as a single lease component. Non-lease components include common area maintenance and machine maintenance. For those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.
ROU assets and lease liabilities for all leases that have a lease term of 12 months or less ("short-term leases") are not recognized. The Company recognizes its short-term lease payments as an expense on a straight-line basis over the lease term. Short-term lease variable payments are recognized in the period in which the payment is assessed.

CONSOLIDATED FINANCIAL STATEMENTS 59

The Company has entered into contracts to sublease certain operating property leases to third parties and generally accounts for lease and non-lease components of subleases separately.
v) Deferred financing costs
Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. Deferred financing costs related to the mortgage and the issuance of Convertible Debentures are included within liabilities on the consolidated balance sheets and are amortized using the effective interest rate method over the term to maturity. Deferred financing costs related to revolving facilities under the credit facilities are included within other assets on the consolidated balance sheets and are amortized ratably over the term of the Credit Facility.
w) Investments in affiliates and joint ventures
Upon inception or acquisition of a contractual agreement, the Company performs an assessment to determine whether the arrangement contains a variable interest in a legal entity and whether that legal entity is a VIE. Where it is concluded that the Company is the primary beneficiary of a VIE, the Company will consolidate the accounts of that VIE. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights and level of involvement of other parties. The Company assesses the primary beneficiary determination for a VIE on an ongoing basis as changes occur in the facts and circumstances related to a VIE. If an entity is determined to not be a VIE, the voting interest entity model will be applied.
The Company utilizes the equity method to account for its interests in affiliates and joint ventures that the Company does not control but over which it exerts significant influence. The equity method is typically used when it has an ownership interest of between 20% and 50% in an entity, provided the Company is able to exercise significant influence over the investee’s operations. Significant influence is the power to participate in the financial and operating policy decisions of the investee.
Under the equity method, the investment in an affiliate or a joint venture is initially recognized at cost. Transaction costs that are incremental and directly attributable to the investment in the affiliate or joint venture are included in the cost. The total initial cost of the investment is attributable to the net assets in the equity investee at fair value and additional assets acquired including intangible assets.
The carrying amount of investment is adjusted to recognize changes in the Company’s share of net assets of the affiliate or joint venture since the acquisition date.
The aggregate of the Company’s share of profit or loss of affiliates and joint ventures is shown on the face of the consolidated statements of operations and comprehensive income, representing profit or loss after tax and noncontrolling interests in the subsidiaries of the affiliate or joint venture. Transactions between the Company and the affiliate or joint venture are eliminated to the extent of the interest in the affiliate or joint venture.
After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its affiliate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the affiliate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within "equity earnings in affiliates and joint ventures" in the consolidated statements of operations and comprehensive income. Upon loss of significant influence over the associate or joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in the consolidated statements of operations and comprehensive income.
3. Accounting pronouncements recently adopted
Leases
The Company adopted the new standard for leases, Topic 842, effective January 1, 2019. The Company applied the “Modified Retrospective” method where the cumulative effect adjustment is recognized to the opening balance of equity at January 1, 2019. As a result, the Company was not required to adjust its comparative period financial information for effects of the standard or make the new required lease disclosures for periods before the date of

60 NORTH AMERICAN CONSTRUCTION GROUP

adoption (i.e. January 1, 2019). The Company elected to adopt the package of practical expedients available upon transition, and therefore has not reassessed: (1) whether expired or existing contracts contain leases under the new definition of a lease, (2) lease classification for expired or existing leases, or (3) whether previously capitalized initial direct costs would qualify for capitalization under Topic 842. In addition, the Company elected to use hindsight when considering the likelihood that lessee options to extend or terminate a lease or purchase the underlying assets will be exercised. The adoption of this new standard had an impact on the Company’s consolidated balance sheets where the Company was required to recognize ROU assets and lease liabilities for operating leases. However, there was no adjustment to opening equity at January 1, 2019.
As a result of adoption Topic 842, on January 1, 2019 the Company recognized operating lease liabilities of $17,410 (of which $3,407 was current and $14,003 was non-current) and operating lease ROU assets of $16,021. ROU assets are net of $1,389 related to deferred lease inducements previously included in other long-term obligations. In addition, the Company reclassified its capital lease obligations (of which $32,250 was current and $54,318 was non-current) to the corresponding finance lease obligations captions on the consolidated balance sheets.
The following table provides the Company's future minimum lease payments as at December 31, 2018 under Topic 840, prior to the adoption of Topic 842:

	Capital Leases	Operating Leases
2019	$33,886	$6,003
2020	23,843	6,091
2021	15,115	6,091
2022	11,621	5,098
2023 and thereafter	6,308	12,382
Total minimum lease payments	$90,773	$35,665
Less: amount representing interest (at rates ranging from 2.48% to 7.51%)	(4,205)
Carrying amount of minimum lease payments	$86,568
Less: current portion of capital leases	(32,250)
	$54,318
4. Recent accounting pronouncements not yet adopted
a) Fair value measurement
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This accounting standard update was issued to improve the effectiveness of disclosure requirements on fair value measurement. This standard is effective January 1, 2020 with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
b) Internal-use software
In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This accounting standard update was issued to clarify the accounting for implementation costs in cloud computing arrangements. This standard is effective January 1, 2020 with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
c) Related party guidance for variable interest entities
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This accounting standard update was issued to provide an update for determining whether a decision-making fee is a variable interest requiring reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. This standard is effective January 1, 2020. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
d) Financial instruments - credit losses
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This accounting standard updated requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing

CONSOLIDATED FINANCIAL STATEMENTS 61

incurred loss impairment model with an expected loss model which requires the use of forward-looking information to calculate credit loss estimates. This standard is effective January 1, 2020 with early adoptions permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
5. Acquisitions
a) Investments in affiliates and joint ventures
On November 1, 2018, the Company acquired the outstanding shares of a privately held entity with ownership interests in a group of civil construction and mining entities based in Edmonton, Alberta (collectively referred to as “Nuna”) for cash consideration of $41.5 million plus acquisition costs of $1.3 million. Nuna includes the following interests in Canadian corporations and partnerships:

• Nuna East Ltd. (37.25%)	• Nuna West Mining Ltd. (49%)
• Nuna Pang Contracting Ltd. (37.25%)	• Nuna Logistics Partnership (49%) ("NL Partnership")
The NL Partnership also holds investments in various other joint ventures and Canadian corporations. The majority of Nuna's operations occur within NL Partnership, in which the Company acquired a 49% ownership interest. The majority 51% ownership interest in NL Partnership is held by the Kitikmeot Corporation, a wholly-owned business entity of the Kitikmeot Inuit Association.
The Company accounted for the transaction as an asset acquisition. As such, the assets acquired were recognized at cost based on their relative fair values. The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, including but not limited to information supplied by the vendor, discounted cash flows, quoted market prices and estimates made by management.
The purchase price at the date of acquisition is allocated to net assets acquired as follows:

Assets
Cash	$10,939
Accounts receivable, net	13,234
Contract assets	3,089
Inventories	3,926
Prepaid expenses and deposits	304
31,492
Property, plant and equipment	15,962
Other assets	1,375
Investment in affiliates and joint ventures	11,728
Total Assets	60,557
Liabilities
Accounts payable	10,604
Accrued liabilities	1,136
Contract liabilities	360
12,100
Long-term debt (including current portion)	3,127
Finance lease obligation (formally capital lease obligation, including current portion)	542
Deferred tax liabilities	1,938
Total Liabilities	17,707

Net assets acquired	$42,850
b) Heavy construction fleet and related assets
On November 23, 2018, the Company acquired a heavy construction equipment fleet and related assets for $198.0 million from a vendor. The transaction involved the purchase of the vendor’s fleet of heavy earth-moving assets, together with support equipment, maintenance facilities, land and the vendor's interest in assigned contracts. The purchase was fully financed at closing through an increased and extended credit facility with the Company's existing lenders, led by National Bank Financial Inc. Under the asset purchase agreement, the final purchase price was subject to closing adjustments, including a price adjustment tied to the final net book value of the purchased assets. The purchase agreement included an initial cash payment upon closing of $150.8 million and the assumption of $12.6 million in capital leases and equipment-related promissory notes from the seller. The unpaid balance of the purchase price was recorded at fair value within promissory notes, payable in three installments, six, twelve and

62 NORTH AMERICAN CONSTRUCTION GROUP

eighteen months from the closing date. The installments are accreted using the effective interest method. No material adjustments were made to the final purchase price in accordance with terms of the purchase price agreement.
The Company accounted for the transaction as an asset acquisition. As such, the assets acquired were recognized at cost based on their relative fair values. The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, including but not limited to information supplied by the vendor, discounted cash flows, quoted market prices and estimates made by management.
The purchase price was primarily allocated to heavy equipment, land, building and inventory. Intangible assets were recognized with respect to favorable interest rates on the capital leases and promissory notes assumed, as well as an interest in the Mikisew North American Limited Partnership. Transaction costs of $0.4 million associated with the acquisition were capitalized.
6. Accounts receivable

	Note	December 31, 2019	December 31, 2018
Trade		$38,686	$67,913
Holdbacks		7,152	558
Accrued trade receivables		13,174	9,807
Contract receivables		$59,012	$78,278
Other		7,734	4,121
		$66,746	$82,399
Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved. Information about the Company’s exposure to credit risks and impairment losses for trade and other receivables is included in note 13(d).
7. Property, plant and equipment

December 31, 2019	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$299,298	$70,031	$229,267
Major component parts in use	252,328	92,161	160,167
Other equipment	40,344	25,328	15,016
Licensed motor vehicles	14,270	9,463	4,807
Office and computer equipment	5,154	3,511	1,643
Land	13,829	—	13,829
Buildings	26,281	2,421	23,860
	651,504	202,915	448,589

Assets under finance lease
Heavy equipment	132,270	43,466	88,804
Major component parts in use	71,706	27,918	43,788
Other equipment	2,126	264	1,862
Licensed motor vehicles	5,617	1,551	4,066
Office and computer equipment	691	71	620
	212,410	73,270	139,140

Total property, plant and equipment	$863,914	$276,185	$587,729

CONSOLIDATED FINANCIAL STATEMENTS 63

December 31, 2018	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$346,071	$78,296	$267,775
Major component parts in use	143,032	66,019	77,013
Other equipment	33,824	21,711	12,113
Licensed motor vehicles	19,745	15,618	4,127
Office and computer equipment	8,972	6,450	2,522
Land	11,095	—	11,095
Buildings	31,425	6,265	25,160
Leasehold improvements	2,875	1,053	1,822
	597,039	195,412	401,627

Assets under finance lease
Heavy equipment	110,759	35,376	75,383
Major component parts in use	64,602	16,964	47,638
Other equipment	772	17	755
Licensed motor vehicles	3,822	1,087	2,735
Office and computer equipment	23	23	—
Buildings	25	6	19
	180,003	53,473	126,530

Total property, plant and equipment	$777,042	$248,885	$528,157
During the year ended December 31, 2019, additions to property, plant and equipment by means of finance leases were $28,107 (2018 - $21,904).
In 2018, the Company completed sale-leaseback transactions of $29,295. Deferred gains on sale-leaseback transactions are included in other long-term obligations and are amortized over the expected life of the equipment (note 14(a)).
8. Income taxes
Income tax provision differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2019	2018
Income before income taxes	$39,991	$21,417
Tax rate	26.50%	27.00%
Expected expense	$10,598	$5,783
(Decrease) increase related to:
Impact of enacted future statutory income tax rates	(5,797)	—
Rate differential on equity earnings in affiliates and joint ventures	(859)	—
Other	(1,097)	313
Deferred income tax expense	$2,845	$6,096
Current income tax expense	13	—
Total income tax expense	$2,858	$6,096

64 NORTH AMERICAN CONSTRUCTION GROUP

The deferred tax assets and liabilities are summarized below:

	December 31, 2019	December 31, 2018
Deferred tax assets:
Non-capital and net capital loss carryforwards	$44,763	$24,478
Contract liabilities	—	572
Finance lease obligations	27,220	23,207
Stock-based compensation	3,393	3,545
Other	682	2,538
Subtotal	$76,058	$54,340
Less: valuation allowance	(881)	(1,035)
	$75,177	$53,305

Deferred tax liabilities:
Contract assets	$4,805	$3,711
Accounts receivable – holdbacks	924	96
Property, plant and equipment	106,104	84,927
Deferred financing costs	190	86
	$112,023	$88,820

Net deferred income tax liability	$36,846	$35,515
Classified as:

	December 31, 2019	December 31, 2018
Deferred tax asset	$15,655	$9,272
Deferred tax liability	(52,501)	(44,787)
	$(36,846)	$(35,515)
The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, multiple provincial jurisdictions, the U.S. federal jurisdiction and one state jurisdiction.
At December 31, 2019, the Company has a deferred tax asset of $43,882 resulting from non-capital loss carryforwards of $185,614, which expire as follows:

December 31, 2019
2027	$279
2032	5,099
2033	5,893
2034	3,531
2036	3,127
2037	18,955
2038	86,189
2039	62,541
$185,614
At December 31, 2019, the Company has recorded a valuation allowance against the deferred tax asset of $881 resulting from net capital loss carryforwards of $7,664, which have an indefinite life.
9. Accrued liabilities

	Note	December 31, 2019	December 31, 2018
Accrued interest payable		$1,557	$972
Payroll liabilities		11,973	15,360
Liabilities related to short-term rentals		2,405	423
Dividends payable	15(d)	1,030	500
Income and other taxes payable		38	1,749
Other		557	153
		$17,560	$19,157

CONSOLIDATED FINANCIAL STATEMENTS 65

10. Leases
The Company has finance and operating leases for heavy equipment, shop facilities, vehicles and office facilities. These leases have lease terms of one to 15 years, with options to extend on certain leases for terms up to 5 years.
a) Lease expenses and (income)

Year ended December 31,	2019
Short-term lease expense	$36,179
Operating lease expense	4,435
Operating lease income	(3,074)
During the year ended December 31, 2019, depreciation of equipment under finance leases (formerly capital lease obligations at December 31, 2018) was $26,416 (December 31, 2018 - $25,995).
The Company generates operating lease income from the sublease of certain office facilities.
b) Supplemental balance sheet information

December 31, 2019
Net book value of property, plant and equipment under finance leases	$139,140
Weighted-average remaining lease term (in years):
Finance leases	3.1
Operating leases	8.3
Weighted-average discount rate:
Finance leases	3.94%
Operating leases	4.80%
c) Maturity analysis
The future minimum lease payments and receipts from non-cancellable operating leases as at December 31, 2019 for the periods shown are as follows:

	Payments		Receipts
For the year ending December 31,	Finance Leases	Operating Leases	Operating leases
2020	$31,657	$4,714	$3,052
2021	23,151	4,679	3,052
2022	16,522	3,683	2,150
2023	8,064	2,199	999
2024 and thereafter	1,848	11,353	—
Total minimum lease payments	$81,242	$26,628	$9,253
Less: amount representing interest	(4,964)	(5,119)
Carrying amount of minimum lease payments	$76,278	$21,509
Less: current portion of leases	(29,206)	(3,799)
	$47,072	$17,710
11. Investments in "affiliates and joint ventures"
Information regarding the Company’s investments in certain Canadian corporations, partnerships and joint ventures is outlined below. For each of these investments, the Company’s maximum exposure to loss is the Company’s share of the investee’s net assets.
a) Nuna
Nuna includes the following interests in Canadian corporations and partnerships:

• Nuna East Ltd. (37.25%)	• Nuna West Mining Ltd. (49%)
• Nuna Pang Contracting Ltd. (37.25%)	• Nuna Logistics Partnership (49%) ("NL Partnership")
The Company accounts for Nuna East Ltd., Nuna West Mining Ltd. and Nuna Pang Contracting Ltd. using the equity method.

66 NORTH AMERICAN CONSTRUCTION GROUP

Upon initial acquisition of the interest in the NL Partnership, the Company accounted for this investment using proportionate consolidation. On November 1, 2019, the Company entered into a transaction to reorganize its investment in the NL Partnership. Subsequent to the reorganization, the Company’s investment in the NL Partnership is held through a corporation and is therefore no longer eligible for certain presentation elections permitting the proportionate method of consolidation. As a result, the Company has applied the equity method prospectively as of November 1, 2019, whereby the Company’s share of the assets and liabilities of the NL Partnership were reclassified from the respective accounts to the investments in affiliates and joint ventures. The reorganization did not result in a change in control of the NL Partnership. As a result of the reorganization, the Company did not remeasure the retained investment in the NL Partnership and did not recognize a gain or loss. There has been no change in the Company’s continuing involvement in the NL Partnership and there are no changes to the Company’s related parties as a result of the reorganization.
The NL Partnership holds investments in various affiliates and joint ventures. These entities were formed to perform heavy construction and mining services primarily in northern jurisdictions. The NL Partnership’s involvement with these entities consists of the following activities: assisting in the formation and financing of the entity; providing recourse and/or liquidity support; servicing the assets; providing managerial and administrative services; and receiving fees for services provided.
Certain of these investees of the NL Partnership meet the definition of VIEs. The NL Partnership has consolidated the results of the VIEs for which it is determined to be the primary beneficiary with the recognition of noncontrolling interest, if any, representing amounts attributable to other equity-holders.
The following table summarizes the investments of the NL Partnership, including the NL Partnership’s ownership interest therein:

NL Partnership Interest(iii)
Equity method investments:
Kivalliq Services Ltd.(i)	33.33%
HRN Contracting Ltd.(ii)	33.33%
Proportionately consolidated investments:
Amik Nuna Forestry Services	50.00%
Aroland Nuna	49.00%
Fond Du Lac Nuna	49.00%
Mahiikanuk Nuna	49.00%
Met Nuna	75.00%
Nuna Bauer	50.00%
EDC Nuna Contracting	70.00%
Attawapiskat Nuna	75.00%
Consolidated investments:
Deton Cho Nuna	60.00%
Nuna Deton Cho Winter Road Services	75.00%
Nuna Deton Cho Contracting	100.00%
(i)Includes investment in MTKSL Contracting Joint Venture.
(ii)Includes investment in TDIC/HRN Contracting Joint Venture.
(iii)Subsequent to the change in presentation of the NL Partnership on November 1, 2019, the investments of the NL Partnership and the results of these investments are recognized through the Company’s equity method investment in the NL Partnership.

CONSOLIDATED FINANCIAL STATEMENTS 67

The following table summarizes the movement in the investments in affiliates and joint ventures balance during the year:

	December 31, 2019	December 31, 2018
Balance, beginning of the year	$11,788	$—
Additions arising on acquisition	—	11,728
Additions due to change in presentation of NL Partnership	37,025	—
Dividends, repayments of loans and other adjustments	(8,685)	—
Share of net income	2,780	60
Balance, end of the year	$42,908	$11,788
The financial information for the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

	December 31, 2019	December 31, 2018
Assets
Current assets	$33,734	$9,769
Non-current assets	21,370	2,392
Total assets	$55,104	$12,161
Liabilities
Current liabilities	$10,590	$4,013
Non-current liabilities	2,614	3,032
Total liabilities	$13,204	$7,045
Statement of Operations and Comprehensive Income

Year ended December 31,	2019	2018
Revenues	$24,689	$1,771
Gross profit	5,148	152
Income before taxes	3,782	98
Net income and comprehensive income	2,780	60
b) Mikisew North American Limited Partnership and Dene North Site Services Partnership
The Company holds a 49% interest in each of Mikisew North American Limited Partnership and Dene North Site Services Partnership, which are unincorporated partnerships. Both are considered VIEs due to insufficient equity to finance activities without subordinated financial support. The Company determined that it does not meet the definition of the primary beneficiary with respect to either partnership because it does not have the exclusive right to direct the activities that most significantly impact the partnership's economic performance. The Company accounts for its interest in these partnerships using proportionate consolidation.
12. Long-term debt

	Note	December 31, 2019	December 31, 2018
Credit facilities	12(a)	$190,000	$194,918
Convertible debentures	12(b)	94,031	39,976
Mortgages	12(c)	21,739	19,900
Promissory notes	5(b)	14,648	42,937
Financing obligations	12(d)	15,435	—
Unamortized deferred financing costs	12(e)	(3,896)	(1,773)
		$331,957	$295,958
Less: current portion of long-term debt		(18,514)	(29,996)
		$313,443	$265,962
The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2019 are: $18.6 million in 2020, $194.0 million in 2021, $4.1 million in 2022, $4.3 million in 2023 and $41.3 million in 2024.

68 NORTH AMERICAN CONSTRUCTION GROUP

a) Credit facilities

	December 31, 2019	December 31, 2018
Company Credit Facility	$190,000	$192,000
Nuna Credit Facility	—	2,918
	$190,000	$194,918
The Company has an Amended and Restated Credit Agreement (the "Company Credit Facility") with a banking syndicate led by National Bank Financial Inc. The Company Credit Facility is comprised solely of a revolving loan (the "Revolver") which allows borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million, with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions. This facility matures on November 23, 2021, with an option to extend on an annual basis. The Company Credit Facility permits finance lease obligations to a limit of $150.0 million and other debt outstanding to a limit of $20.0 million.
As at December 31, 2019, there was $0.9 million (December 31, 2018 - $0.9 million) in issued letters of credit under the Company Credit Facility and the unused borrowing availability was $109.1 million (December 31, 2018 - $107.1 million).
The Company Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis. As at December 31, 2019, the Company was in compliance with its financial covenants.

•	The first covenant is the Senior Leverage Ratio which is Bank Senior Debt plus outstanding letters of credit compared to Bank EBITDA less NACG Acheson Ltd. rental revenue.

◦
"Bank Senior Debt" is defined as the Company's long-term debt, finance leases and outstanding letters of credit, excluding Convertible Debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.

◦
"Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income.

The Senior Leverage Ratio must be less than or equal to 3.0:1. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition.

•	The second covenant is the Fixed Charge Coverage Ratio which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.

◦	"Fixed Charges" is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures.

•	The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Company Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.35% to 0.70% depending on the Company's Total Debt / Bank EBITDA Ratio. Total debt ("Total Debt") is defined in the Company Credit Facility as long-term debt including finance leases and letters of credit, excluding Convertible Debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property excluding the Company's first securities interests on the BDC mortgage.
Due to the November 1, 2019 reorganization of the NL Partnership, amounts outstanding under the Nuna Credit Facility as at December 31, 2019 are now included in investments in affiliates and joint ventures on the consolidated balance sheets (note 11).

CONSOLIDATED FINANCIAL STATEMENTS 69

b) Convertible debentures

	December 31, 2019	December 31, 2018
5.50% convertible debentures	$39,031	$39,976
5.00% convertible debentures	55,000	—
	$94,031	$39,976
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	March 15, 2017	March 31, 2024	$10.85	$92.1659	$2,133
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to March 31, 2020 and the 5.00% convertible debentures are not redeemable. The convertible debentures are redeemable under certain conditions after a change in control has occurred. On or after March 31, 2020, the 5.50% convertible debentures are redeemable at the option of the Company, in whole or in part at a redemption price equal to the principal amount provided the market price of the common shares is at least 125% of the conversions price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest to the redemption date.
If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
c) Mortgages
In October 2019, the Company entered into a 25-year mortgage with BDC for $2.2 million. The mortgage has an expiration date of December 2044 and bears variable interest at BDC's floating base rate minus a variance of 1.50%, equal to 4.55% as at December 31, 2019. The mortgage is secured by a first security interest on land in Acheson, Alberta.
In November 2018, the Company entered into a 25-year mortgage with the BDC for $19.9 million. The mortgage bears interest for the first five years at a fixed rate of 4.80% and has an expiration date of January 2044. The mortgage is secured by a first security interest in the Company's equipment maintenance and rebuild facility with attached head office in Acheson, Alberta.
d) Financing obligations
During the year ended December 31, 2019, the Company was party to sale-leaseback transactions where control of the assets did not transfer; therefore, the related obligations of $17,524 were accounted for as financing transactions rather than finance leases. The finance contracts expire June 2024 and bear interest at rates between 3.20% and 3.34%. The finance obligations are secured by property, plant and equipment.
e) Deferred financing costs

	December 31, 2019	December 31, 2018
Cost	$4,918	$2,227
Accumulated amortization	1,022	454
	$3,896	$1,773
13. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

70 NORTH AMERICAN CONSTRUCTION GROUP

The fair values of the Company’s cash, accounts receivable, contract assets, loans to partnership and joint ventures, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The credit facilities have a carrying value that approximates the fair value due to the floating rate nature of the debt. The mortgages and financing obligations have a carrying value that is not materially different than their fair value.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2019		December 31, 2018
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	94,031	112,970	39,976	48,371
Finance lease obligations	Level 2	76,278	69,929	86,568	78,373
Promissory notes	Level 2	14,648	14,399	42,937	42,937
b) Risk management
The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates.
Overall, the Company’s Board of Directors has responsibility for oversight of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.
c) Market risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, the Company has used various risk management techniques. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
i) Foreign exchange risk
The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.
ii) Interest rate risk
The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2019, the Company held $190.0 million of floating rate debt pertaining to its credit facilities (December 31, 2018 – $194.9 million). As at December 31, 2019, holding all other variables constant, a 100 basis point change to interest rates on floating rate debt will result in $1.9 million corresponding change in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at December 31, 2019.
The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.
The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt.

CONSOLIDATED FINANCIAL STATEMENTS 71

d) Credit risk
Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and contract assets. Credit risk for trade and other accounts receivables and contract assets are managed through established credit monitoring activities.
The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.
At December 31, 2019 and December 31, 2018, the following customers represented 10% or more of accounts receivable and contract assets:

	December 31, 2019	December 31, 2018
Customer 1	36%	16%
Customer 2	25%	8%
Customer 3	13%	33%
Customer 4	12%	12%
The Company’s exposure to credit risk for accounts receivable and contract assets is as follows:

	December 31, 2019	December 31, 2018
Trade accounts receivable	$38,686	$67,913
Holdbacks	7,152	558
Accrued trade receivables	13,174	9,807
Contract receivables, included in accounts receivable	$59,012	$78,278
Other receivables	7,734	4,121
Total accounts receivable	$66,746	$82,399
Contract assets	19,193	10,673
Total	$85,939	$93,072
Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2019 and December 31, 2018, trade receivables and holdbacks are aged as follows:

	December 31, 2019	December 31, 2018
Not past due	$35,409	$60,326
Past due 1-30 days	10,380	6,649
Past due 31-60 days	5	728
More than 61 days	44	768
Total	$45,838	$68,471
As at December 31, 2019, the Company has recorded an allowance for doubtful accounts of $nil (December 31, 2018 - $nil).

72 NORTH AMERICAN CONSTRUCTION GROUP

14. Other long-term obligations

	Note	December 31, 2019	December 31, 2018
Directors' deferred stock unit plan	18(c)	$14,375	$13,413
Deferred gain on sale-leaseback	14(a)	6,593	8,438
Other		3,536	2,353
Deferred lease inducements liability		—	1,419
		$24,504	$25,623
a) Deferred gain on sale-leaseback
Changes in deferred gains on sale-leaseback transactions of heavy equipment are summarized below.

	December 31, 2019	December 31, 2018
Balance, beginning of year	$8,438	$7,654
Addition	—	2,262
Amortization of deferred gain on sale-leaseback	(1,845)	(1,478)
Balance, end of year	$6,593	$8,438
The gain on sale was deferred and is being amortized in the consolidated statements of operations and comprehensive income over the expected useful life of the equipment.
15. Shares
a) Common shares
Issued and outstanding:

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding at December 31, 2017	28,070,150	(2,617,926)	25,452,224
Issued upon exercise of stock options	297,940	—	297,940
Issued upon conversion of convertible debentures	2,211	—	2,211
Purchase of treasury shares	—	(660,620)	(660,620)
Settlement of certain equity classified stock-based compensation	—	1,193,935	1,193,935
Retired through share purchase program	(1,281,485)	—	(1,281,485)
Issued and outstanding at December 31, 2018	27,088,816	(2,084,611)	25,004,205
Issued upon exercise of stock options	327,000	—	327,000
Issued upon conversion of convertible debentures	87,096	—	87,096
Purchase of treasury shares	—	(735,857)	(735,857)
Settlement of certain equity classified stock-based compensation	—	1,095,001	1,095,001
Issued and outstanding at December 31, 2019	27,502,912	(1,725,467)	25,777,445
Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2019, the Company repurchased 513,540 shares for $7,246 to satisfy the recipient tax withholding requirements (year ended December 31, 2018 - 553,036 shares for $4,308). The repurchased shares are included in the purchase of treasury shares for settlement of certain equity classified stock-based compensation.

CONSOLIDATED FINANCIAL STATEMENTS 73

b) Net income per share

Year ended December 31,	2019	2018
Net income available to common shareholders	$36,878	$15,286
Interest from convertible debentures (after tax)	3,590	1,792
Diluted net income available to common shareholders	$40,468	$17,078

Weighted-average number of common shares	25,444,374	24,991,517
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,898,645	2,394,824
Dilutive effect of stock options	255,378	357,026
Dilutive effect of 5.00% convertible debentures	1,647,487	—
Dilutive effect of 5.50% convertible debentures	3,597,327	3,684,424
Weighted-average number of diluted common shares	32,843,211	31,427,791

Basic net income per share	$1.45	$0.61
Diluted net income per share	$1.23	$0.54
For the year ended December 31, 2019, there were no securities that were anti-dilutive. For the year ended December 31, 2018, there were 14,247 stock options that were anti-dilutive and therefore were not considered in computing diluted net income per share.
c) Share purchase programs
Commencing on August 14, 2017, the Company engaged in a normal course issuer bid ("NCIB") under which a maximum number of 2,424,333 common shares were authorized to be purchased. During the year ended December 31, 2018, the Company purchased and subsequently cancelled 1,281,485 shares under this NCIB, which resulted in a reduction of common shares of $10,975 and an increase to additional paid-in capital of $1,435. This NCIB expired on August 13, 2018.
d) Dividends
The Company will pay an annual aggregate dividend of $0.12 per common share in 2019 and intends to pay $0.16 in subsequent years, payable on a quarterly basis.

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q4 2018	October 29, 2018	$0.02	November 30, 2018	January 4, 2019	$500
Q1 2019	February 25, 2019	$0.02	March 12, 2019	April 5, 2019	$503
Q2 2019	April 30, 2019	$0.02	May 31, 2019	July 5, 2019	$505
Q3 2019	July 30, 2019	$0.04	August 31, 2019	October 4, 2019	$1,028
Q4 2019	October 29, 2019	$0.04	November 30, 2019	January 3, 2020	$1,030

74 NORTH AMERICAN CONSTRUCTION GROUP

16. Revenue
a) Disaggregation of revenue

Year ended December 31,	2019	2018
Revenue by source
Construction services	$132,310	$42,481
Operations support services	586,757	367,580
	$719,067	$410,061

By commercial terms
Time-and-materials	$343,156	$151,796
Unit-price	375,911	253,277
Cost-plus	—	4,988
	$719,067	$410,061

Revenue recognition method
Cost-to-cost percent complete	$252,054	$186,741
As-invoiced	467,013	223,320
	$719,067	$410,061
b) Customer revenues
The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2019	2018
Customer A	33%	43%
Customer B	27%	2%
Customer C	22%	23%
Customer D	13%	21%
c) Contract balances

	December 31, 2019	December 31, 2018
Contract assets	$19,193	$10,673
Contract liabilities	23	4,032
The following table provides information about significant changes in the contract assets:

Year ended December 31,	2019	2018
Balance, beginning of period	$10,673	$21,572
Transferred to receivables from contract assets recognized at the beginning of the period	(10,276)	(14,701)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	14,892	2,043
Increases as a result of work completed, but not yet an unconditional right to consideration	5,736	409
Increases as a result of Nuna acquisition	—	1,350
Decreases due to effect of change in presentation of NL Partnership	(1,832)	—
Balance, end of period	$19,193	$10,673
The following table provides information about significant changes in the contract liabilities:

Year ended December 31,	2019	2018
Balance, beginning of period	$4,032	$824
Revenue recognized that was included in the contract liability balance at the beginning of the period	(4,031)	(84)
Increases due to cash received, excluding amounts recognized as revenue during the period	174	1,379
Increases as a result of Nuna acquisition	—	1,913
Decreases due to effect of change in presentation of NL Partnership	(152)	—
Balance, end of period	$23	$4,032
The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

Year ended December 31,	2019	2018
Revenue recognized	$1,857	$2,516

CONSOLIDATED FINANCIAL STATEMENTS 75

These amounts relate to cumulative catch-up adjustments arising from changes in estimated project costs on cost-to-cost percent complete jobs and final settlement of constrained variable consideration.
d) Unpriced contract modifications
The Company recognized revenue from variable consideration related to unpriced contract modifications for the year ended December 31, 2019 of $4,936 (December 31, 2018 - $250).
The Company has recorded amounts in contract assets related to uncollected consideration from revenue recognized on unpriced contract modifications as at December 31, 2019 of $5,312 (December 31, 2018 - $7,526).
The change in unpriced contract modifications during the year ended December 31, 2019 was due to the execution of change orders and an arbitration decision on a previously unresolved claim, offset by additional unresolved modifications and claims.
e) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,
2020	$58,966
2021	4,729
2022	4,729
2023	4,729
2024	2,225
$75,378
f) Contract costs
The following table summarizes contract costs included within other assets on the consolidated balance sheets.

	December 31, 2019	December 31, 2018
Reimbursable bid costs	$—	$670
Fulfillment costs	1,016	1,638
	$1,016	$2,308
During the year ended December 31, 2019, fulfillment costs of were $1,016 capitalized and no reimbursable bid costs were capitalized (December 31, 2018 - $2,611 and $248, respectively).
17. Interest expense, net

Year ended December 31,	2019	2018
Credit facilities	$9,826	$2,729
Convertible debentures	4,318	2,200
Mortgages	963	105
Promissory notes	1,691	202
Financing obligations	272	—
Finance lease obligations	3,691	2,984
Amortization of deferred financing costs	969	539
Interest expense	$21,730	$8,759
Interest income	(107)	(175)
	$21,623	$8,584

76 NORTH AMERICAN CONSTRUCTION GROUP

18. Stock-based compensation
Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	Note	2019	2018
Restricted share unit plan	18(a)	$1,933	$2,110
Performance restricted share unit plan	18(b)	1,892	1,910
Deferred stock unit plan	18(c)	5,618	7,415
Share option plan	18(d)	—	97
		$9,443	$11,532
a) Restricted share unit plan
Restricted Share Units (“RSU”) are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2017	1,189,933	4.22
Granted	266,196	8.02
Vested	(487,376)	3.01
Forfeited	(20,660)	5.45
Outstanding at December 31, 2018	948,093	5.88
Granted	193,450	13.40
Vested	(465,194)	4.15
Forfeited	(26,272)	6.01
Outstanding at December 31, 2019	650,077	9.35
At December 31, 2019, there were approximately $3,104 of unrecognized compensation costs related to non-vested share-based payment arrangements under the RSU plan (December 31, 2018 – $2,754) and these costs are expected to be recognized over the weighted-average remaining contractual life of the RSUs of 1.3 years (December 31, 2018 – 1.3 years). During the year ended December 31, 2019, 465,194 units vested, of which 426,514 units were settled with common shares purchased through a trust arrangement (December 31, 2018 - 487,376 units vested and settled). Subsequent to the year ended December 31, 2019, 38,680 units were settled with common shares purchased through a trust arrangement.
b) Performance restricted share unit plan
Performance Restricted Share Units ("PSU") are granted each year to senior management employees with respect to services to be provided in that year and the following two years. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the grant date. The Company settles PSUs with common shares purchased through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2017	896,633	4.81
Granted	197,763	8.01
Vested	(353,279)	4.27
Outstanding at December 31, 2018	741,117	5.92
Granted	122,274	13.12
Vested	(372,924)	4.45
Forfeited	(8,560)	8.09
Outstanding at December 31, 2019	481,907	8.85

CONSOLIDATED FINANCIAL STATEMENTS 77

At December 31, 2019, there were approximately $2,905 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the PSU plan (December 31, 2018 - $2,713) and these costs are expected to be recognized over the weighted-average remaining contractual life of the PSUs of 1.2 years (December 31, 2018 - 1.3 years). During the year ended December 31, 2019, 372,924 units vested, of which 334,244 units were settled with common shares purchased through a trust arrangement at a factor of 2.00 common shares per PSU based on performance against grant date criteria (December 31, 2018 - 353,279 units at a factor of 2.00 vested and settled). Subsequent to the year ended December 31, 2019, 38,680 units were settled with common shares purchased through a trust arrangement.
The Company estimated the fair value of the PSUs granted during the years ended December 31, 2019 and 2018 using a Monte Carlo simulation with the following assumptions:

	2019	2018
Risk-free interest rate	1.43%	1.98%
Expected volatility	40.12%	45.04%
c) Deferred stock unit plan
Under the DSU plan non-officer directors of the Company receive 50% of their annual fixed remuneration in the form of DSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DSUs. On February 19, 2014, the Company modified its DSU plan to permit awards to executives in addition to directors, whereby eligible executives could elect to receive up to 50% of their annual bonus in the form of DSUs. The DSUs vest immediately upon issuance and are only redeemable upon death or retirement of the participant. DSU holders that are not US taxpayers may elect to defer the redemption date until a date no later than December 1 of the calendar year following the year in which the retirement or death occurred.

Number of units
Outstanding at December 31, 2017	991,583
Granted	134,656
Outstanding at December 31, 2018	1,126,239
Granted	82,191
Redeemed	(307,385)
Outstanding at December 31, 2019	901,045
At December 31, 2019, the fair market value of these units was $15.95 per unit (December 31, 2018 – $11.91 per unit). At December 31, 2019, the current portion of DSU liabilities of $nil was included in accrued liabilities (December 31, 2018 - $nil) and the long-term portion of DSU liabilities of $14,375 was included in other long-term obligations (December 31, 2018 - $13,413) in the consolidated balance sheets. During the year ended December 31, 2019, 307,385 units were redeemed and settled in cash for $5,084 (December 31, 2018 - nil units were redeemed and settled in cash for $nil). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately upon issuance.

78 NORTH AMERICAN CONSTRUCTION GROUP

 d) Share option plan
Under the 2004 Amended and Restated Share Option Plan, which was approved and became effective in 2006, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date. For the year ended December 31, 2019, 2,495,619 shares are reserved and authorized for issuance under the share option plan.

	Number of options	Weighted-average exercise price $ per share
Outstanding at December 31, 2017	913,540	5.36
Exercised(i)	(297,940)	3.43
Forfeited or expired	(50,000)	16.46
Outstanding at December 31, 2018	565,600	5.40
Exercised(i)	(327,000)	5.97
Outstanding at December 31, 2019	238,600	4.61
(i) All stock options exercised resulted in new common shares being issued (note 15(a)).
Cash received from options exercised for the year ended December 31, 2019 was $1,953 (2018 - $1,023). For the year ended December 31, 2019, the total intrinsic value of options exercised, calculated as the market value at the exercise date less exercise price, multiplied by the number of units exercised, was $3,274 (December 31, 2018 - $1,351).
The following table summarizes information about stock options outstanding at December 31, 2019:

	Options outstanding and exercisable
Exercise price	Number	Weighted-average remaining life	Weighted- average exercise price
$2.75	85,100	2.7 years	$2.75
$2.79	50,000	2.5 years	$2.79
$5.91	46,300	3.4 years	$5.91
$6.56	34,000	1.6 years	$6.56
$9.33	5,300	0.5 years	$9.33
$10.13	17,900	0.8 years	$10.13
	238,600	2.4 years	$4.61
At December 31, 2018, the weighted-average remaining contractual life of outstanding options was 3.3 years and the weighted-average exercise price was $5.40. The fair value of options vested during the year ended December 31, 2019 was $nil (December 31, 2018 – $98). At December 31, 2019, the Company had 238,600 exercisable options (December 31, 2018 – 565,600) with a weighted-average exercise price of $4.61 (December 31, 2018 – $5.40).
At December 31, 2019 and 2018 there were no compensation costs related to non-vested awards not yet recognized and no stock options granted under this plan.

CONSOLIDATED FINANCIAL STATEMENTS 79

19. Other information
a) Supplemental cash flow information

Year ended December 31,	2019	2018
Cash paid during the year for:
Interest	$20,039	$9,258
Operating leases included in cash from operations	4,435	—
Cash received during the year for:
Interest	72	41
Operating subleases included in cash from operations	3,074	—
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	28,107	49,440
Net increase (decrease) in assets held for sale, offset by property, plant and equipment	4,230	(53)
Increase in finance lease obligations related to purchase of heavy equipment fleet and related assets	—	1,759
Increase in finance lease obligations related to investment in affiliates and joint ventures	—	542
Increase in promissory notes related to purchase of heavy equipment fleet and related assets	—	10,851
Increase in long-term debt related to investment in affiliates and joint ventures	—	3,127
Non-cash working capital exclusions:
Net decrease in contract assets related to adoption of revenue accounting standard	—	(547)
Increase in inventory related to the purchase of heavy equipment fleet and related assets	—	4,268
Net increase in other assets related to adoption of revenue accounting standard	—	502
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	428	326
Net decrease in long-term portion of payroll liabilities	536	—
Net decrease in other accrued liabilities	582	—
Net (increase) decrease in accrued liabilities related to dividend payable	(530)	10
Non-cash working capital transactions related to investments in affiliates and joint ventures:
(Decrease) increase in accounts receivable	(10,260)	13,234
(Decrease) increase in contract assets	(1,832)	3,089
(Decrease) increase in inventory	(4,321)	3,926
(Decrease) increase in prepaid expenses	(341)	399
Decrease in contract costs	(349)	—
Decrease (increase) in accounts payable	3,859	(10,604)
Decrease (increase) in accrued liabilities	1,615	(1,136)
Decrease (increase) in contract liabilities	152	(360)
b) Net change in non-cash working capital
The table below represents the cash provided by (used in) non-cash working capital:

Year ended December 31,	2019	2018
Operating activities:
Accounts receivable	$5,393	$(22,359)
Contract assets	(10,352)	13,441
Inventories	(12,579)	(443)
Contract costs	943	(1,384)
Prepaid expenses and deposits	(663)	(1,513)
Accounts payable	28,600	17,665
Accrued liabilities	1,034	5,923
Contract liabilities	(3,857)	2,848
	$8,519	$14,178
20. Employee benefit plans
The Company and certain subsidiaries contributed $1,161 (2018 – $991) to employee Registered Retirement Savings Plans ("RRSP"). The Company matches voluntary contributions made by employees to their RRSP to a maximum of 5% of base salary for each employee. Other subsidiaries of the Company contribute $1.00 per hour for all eligible employees.
21. Related party transactions
A director of the Company was the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director's appointment. During the year

80 NORTH AMERICAN CONSTRUCTION GROUP

ended December 31, 2019, the Company recorded $235, of sublease proceeds December 31, 2018 - $315). As of December 31, 2019, the director is no longer an officer of the business that subleases space from the Company.
The Company entered into related party transactions through a number of affiliates and joint ventures that involve providing or receiving services in the normal course of business.
In June of 2019, the Company purchased heavy equipment from the NL Partnership for $1,300 settled in cash.
The following table provides the total dollar amount for income statement transactions that have been entered into with the NL Partnership and its affiliates during the year ended:

	December 31, 2019	December 31, 2018
Revenue	$597	$677
Management fee revenue	2,482	345
The Company’s revenue generated from joint ventures and affiliates are related to heavy construction and mining services. The Company receives management fee revenue from its investment in joint ventures and affiliates pursuant management agreements in place for certain services provided. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties.
The following table provides the balance sheet balances with the NL Partnership and its affiliates:

	December 31, 2019	December 31, 2018
Accounts receivable	$1,202	$3,074
Accounts payable and accrued liabilities	251	13
Accounts receivable, accounts payable and accrued liabilities amounts are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.
22. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.
23. Contingencies
During the normal course of the Company's operations, various disputes, legal and tax matters are pending. In the opinion of management involving the use of significant judgement and estimates, these matters will not have a material effect on the Company's consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS 81

Corporate Information Annual General Meeting The Annual General Meeting of Corporate Headquarters North American Construction Group Ltd. will be held: 27287-100 Avenue Acheson, Alberta T7X 6H8 Wednesday, May 6, 2020 Phone: 780.960.7171 3:00 PM Fax: 780.969.5599 North American Construction Group 27287-100 Avenue Auditors Acheson, Alberta KPMG LLP Edmonton, Alberta Solicitors Bracewell & Giuliani LLP Houston, Texas Fasken Martineau DuMoulin LLP Toronto, Ontario Exchange Listings Toronto Stock Exchange New York Stock Exchange Ticker Symbol: NOA Transfer Agent Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Investor Information Investor Relations Jason Veenstra Phone: 780.960.7171 Fax: 780.969.5599 Email: IR@nacg.ca Web: www.nacg.ca

Everyone Gets Home Safe

NORTH AMERICAN
CONSTRUCTION GROUP

www.nacg.ca

Everyone Gets Home Safe www.nacg.ca